SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc HY14 - IFRS

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED INCOME STATEMENT

		2014 £m	2013 £m
	Note	Half year	Half year	Full year
Earned premiums, net of reinsurance		16,189	14,763	29,844
Investment return		13,379	6,528	20,347
Other income		1,059	1,100	2,184
Total revenue, net of reinsurance		30,627	22,391	52,375
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(25,549)	(18,143)	(43,154)
Acquisition costs and other expenditure	B3	(3,336)	(3,315)	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(170)	(152)	(305)
Remeasurement of carrying value of Japan Life business classified as held for sale	D1	(11)	(135)	(120)
Total charges, net of reinsurance		(29,066)	(21,745)	(50,440)
Share of profits from joint ventures and associates, net of related tax		147	74	147
Profit before tax (being tax attributable to shareholders' and policyholders' returns)*		1,708	720	2,082
Less tax charge attributable to policyholders' returns		(284)	(214)	(447)
Profit before tax attributable to shareholders	B1.1	1,424	506	1,635
Total tax charge attributable to policyholders and shareholders	B5	(563)	(355)	(736)
Adjustment to remove tax charge attributable to policyholders' returns		284	214	447
Tax charge attributable to shareholders' returns	B5	(279)	(141)	(289)
Profit for the period attributable to equity holders of the Company		1,145	365	1,346

		2014	2013
Earnings per share (in pence)		Half year	Half year	Full year
Based on profit attributable to the equity holders of the Company:	B6
Basic		45.0p	14.3p	52.8p
Diluted		44.9p	14.3p	52.7p

		2014	2013
Dividends per share (in pence)	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B7
Interim dividend (2014 and 2013)		11.19p	9.73p	9.73p
Final dividend (2013)		-	-	23.84p
Total		11.19p	9.73p	33.57p
Dividends declared and paid in reporting period:	B7
Current year interim dividend		-	-	9.73p
Final dividend for prior year		23.84p	20.79p	20.79p
Total		23.84p	20.79p	30.52p
* This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

      This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are          required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for           unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2014 £m	2013 £m
	Note	Half year	Half year	Full year

Profit for the period		1,145	365	1,346

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Gross		(115)	227	(255)
Related tax		(2)	5	-
		(117)	232	(255)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising during the period		1,060	(1,665)	(2,025)
Net gains included in the income statement on disposal and impairment		(37)	(42)	(64)
Total	C3.3(b)	1,023	(1,707)	(2,089)
Related change in amortisation of deferred acquisition costs	C5.1(b)	(212)	419	498
Related tax		(284)	451	557
		527	(837)	(1,034)

Total		410	(605)	(1,289)

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes:
Gross		12	(28)	(62)
Related tax		(2)	7	14
		10	(21)	(48)

Other comprehensive income (loss) for the period, net of related tax		420	(626)	(1,337)

Total comprehensive income (loss) for the period attributable to the equity holders of the Company		1,565	(261)	9

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 June 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,145	-	-	1,145	-	1,145
Other comprehensive income (loss)		-	-	10	(117)	527	420		420
Total comprehensive income (loss) for the period		-	-	1,155	(117)	527	1,565	-	1,565

Dividends	B7	-	-	(610)	-	-	(610)	-	(610)
Reserve movements in respect of share-based payments		-	-	52	-	-	52	-	52
Change in non-controlling interests		-	-	-	-	-	-		-

Share capital and share premium
New share capital subscribed	C9	-	8	-	-	-	8	-	8

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(34)	-	-	(34)	-	(34)
Movement in own shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase (decrease) in equity		-	8	557	(117)	527	975	-	975
At beginning of period		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of period		128	1,903	7,982	(306)	918	10,625	1	10,626

			Period ended 30 June 2013 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	365	-	-	365	-	365
Other comprehensive (loss) income		-	-	(21)	232	(837)	(626)	-	(626)
Total comprehensive income (loss) for the period		-	-	344	232	(837)	(261)	-	(261)

Dividends	B7	-	-	(532)	-		(532)	-	(532)
Reserve movements in respect of share-based payments		-	-	31	-	-	31	-	31
Change in non-controlling interests		-	-	-	-	-	-	1	1

Share capital and share premium
New share capital subscribed	C9	-	1	-	-	-	1	-	1

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	25	-	-	25	-	25
Movement in own shares purchased by unit trusts consolidated under IFRS		-	-	2	-	-	2	-	2
Net increase (decrease) in equity		-	1	(130)	232	(837)	(734)	1	(733)
At beginning of period		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of period		128	1,890	6,721	298	588	9,625	6	9,631

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

			Year ended 31 December 2013 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the year		-	-	1,346	-	-	1,346	-	1,346
Other comprehensive loss		-	-	(48)	(255)	(1,034)	(1,337)	-	(1,337)
Total comprehensive income (loss) for the year		-	-	1,298	(255)	(1,034)	9	-	9

Dividends	B7	-	-	(781)	-	-	(781)	-	(781)
Reserve movements in respect of share-based payments		-	-	98	-	-	98	-	98
Change in non-controlling interests		-	-	-	-	-	-	(4)	(4)

Share capital and share premium
New share capital subscribed	C9	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(10)	-	-	(10)	-	(10)
Movement in own shares purchased by unit trusts consolidated under IFRS		-	-	(31)	-	-	(31)	-	(31)
Net increase (decrease) in equity		-	6	574	(255)	(1,034)	(709)	(4)	(713)
At beginning of year		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of year		128	1,895	7,425	(189)	391	9,650	1	9,651

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2014 £m	2013 £m
	Note	30 Jun	30 Jun	31 Dec
Assets

Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,458	1,474	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	5,944	5,538	5,295
Total		7,402	7,012	6,756

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		177	178	177
Deferred acquisition costs and other intangible assets		63	79	72
Total		240	257	249
Total intangible assets		7,642	7,269	7,005

Other non-investment and non-cash assets:
Property, plant and equipment		910	868	920
Reinsurers' share of insurance contract liabilities		6,743	7,204	6,838
Deferred tax assets	C7.1	2,173	2,637	2,412
Current tax recoverable		158	191	244
Accrued investment income		2,413	2,726	2,609
Other debtors		3,643	2,318	1,746
Total		16,040	15,944	14,769

Investments of long-term business and other operations:
Investment properties		11,754	10,583	11,477
Investment in joint ventures and associates accounted for using the equity method		911	696	809
Financial investments*:
Loans	C3.4	12,457	13,230	12,566
Equity securities and portfolio holdings in unit trusts		130,566	112,258	120,222
Debt securities	C3.3	134,177	138,256	132,905
Other investments		5,908	6,140	6,265
Deposits		13,057	13,542	12,213
Total		308,830	294,705	296,457

Assets held for sale	D1	875	1,079	916
Cash and cash equivalents		5,903	6,840	6,785
Total assets	C1,C3.1	339,290	325,837	325,932
* Included within financial investments are £3,953 million of lent securities as at 30 June 2014 (30 June 2013: £5,076 million; 31 December 2013: £3,791 million).

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2014 £m	2013 £m
	Note	30 Jun	30 Jun	31 Dec
Equity and liabilities

Equity
Shareholders' equity		10,625	9,625	9,650
Non-controlling interests		1	6	1
Total equity		10,626	9,631	9,651

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		283,704	272,728	273,953
Unallocated surplus of with-profits-funds		13,044	11,434	12,061
Total	C4.1(a)	296,748	284,162	286,014

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,597	3,161	3,662
Other		970	988	974
Total	C6.1	4,567	4,149	4,636

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	2,243	2,530	2,152
Borrowings attributable to with-profits operations	C6.2(b)	864	924	895

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,188	2,889	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,262	5,394	5,278
Deferred tax liabilities	C7.1	3,855	4,102	3,778
Current tax liabilities		475	325	395
Accruals and deferred income		731	538	824
Other creditors		4,999	3,743	3,307
Provisions		534	537	635
Derivative liabilities		1,400	2,226	1,689
Other liabilities		3,970	3,661	3,736
Total		23,414	23,415	21,716
Liabilities held for sale	D1	828	1,026	868
Total liabilities	C1,C3.1	328,664	316,206	316,281
Total equity and liabilities		339,290	325,837	325,932

International Financial Reporting Standards (IFRS) Basis Results

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2014 £m	2013 £m
	Note	Half year	Half year	Full year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,708	720	2,082
Non-cash movements in operating assets and liabilities reflected in profit before taxnote (ii)		(1,162)	533	(775)
Other itemsnote (iii)		38	70	17
Net cash flows from operating activities		584	1,323	1,324
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(50)	(140)	(179)
Acquisition of distribution rights and subsidiaries, net of cash balancenote (iv)		(534)	(376)	(405)
Net cash flows from investing activities		(584)	(516)	(584)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (v)	C6.1
Issue of subordinated debt, net of costs		-	429	1,124
Interest paid		(169)	(148)	(291)
With-profits operations:note (vi)	C6.2
Interest paid		(4)	(4)	(9)
Equity capital:
Issues of ordinary share capital		8	1	6
Dividends paid		(610)	(532)	(781)
Net cash flows from financing activities		(775)	(254)	49
Net (decrease) increase in cash and cash equivalents		(775)	553	789
Cash and cash equivalents at beginning of period		6,785	6,126	6,126
Effect of exchange rate changes on cash and cash equivalents		(107)	161	(130)
Cash and cash equivalents at end of period		5,903	6,840	6,785

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	2014 £m	2013 £m
	Half year	Half year	Full year
Other non-investment and non-cash assets	(2,461)	(1,140)	(1,146)
Investments	(15,866)	(8,074)	(23,487)
Policyholder liabilities (including unallocated surplus)	15,110	7,295	21,951
Other liabilities (including operational borrowings)	2,055	2,452	1,907
Non-cash movements in operating assets and liabilities reflected in profit before tax	(1,162)	533	(775)

(iii)     The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.

(iv)    The agreement entered into by the Group in the first half of 2014 expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered plc resulted in a net cash outflow during           the reporting period of £503 million for acquisition of distribution rights. In addition, the acquisition of Express Life in Ghana, in the first half of 2014, resulted in a net cash outflow of £14 million. There was also a £12 million           payment for a deferred consideration of the acquisition of Thanachart, and a further £5 million payment in respect of other distribution agreements. The acquisition of Thanachart Life and related distribution agreements in 2013           resulted in a net cash outflow of £396 million in full year 2013 (half year 2013: £376 million). A further £9 million cash payment was made in the second half of 2013 relating to the acquisition of REALIC in 2012.

(v)     Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations          and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)    Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance           Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows           from operating activities.

International Financial Reporting Standards (IFRS) Basis Results

NOTES

A BACKGROUND

A1 Basis of preparation and audit status
These condensed consolidated interim financial statements for the six months ended 30 June 2014 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2014, there were no unendorsed standards effective for the period ended 30 June 2014 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2014 and 2013 half years are unaudited. The 2013 full year IFRS basis results have been derived from the 2013 statutory accounts. The auditors have reported on the 2013 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchanges rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 30 Jun 2014	Average for the 6 months to 30 Jun 2014	Closing rate at 30 Jun 2013	Average for the 6 months to 30 Jun 2013	Closing rate at 31 Dec 2013	Average for 2013
Local currency: £
Hong Kong	13.25	12.95	11.76	11.98	12.84	12.14
Indonesia	20,270.27	19,573.46	15,053.25	15,024.12	20,156.57	16,376.89
Malaysia	5.49	5.45	4.79	4.75	5.43	4.93
Singapore	2.13	2.10	1.92	1.92	2.09	1.96
India	102.84	101.45	90.13	84.94	102.45	91.75
Vietnam	36,471.11	35,266.15	32,161.63	32,305.17	34,938.60	32,904.71
US	1.71	1.67	1.52	1.54	1.66	1.56

Certain notes to the financial statements present half year 2013 comparative information at Constant Exchange Rates, in addition to the reporting at Actual Exchange Rates used throughout the condensed consolidated financial statements. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2013, except for the adoption of the new and amended accounting pronouncementsfor Group IFRS reporting as described below.

A2   Adoption of new accounting pronouncements in 2014

The following accounting pronouncements issued and endorsed for use in the EU have been adopted for half year 2014. This is not intended to be a complete list as only those accounting pronouncements that could have an impact upon the Group's financial statements are discussed.

Accounting standard	Key requirements	Impact on financial statements
Amendments to IAS 32: Offsetting financial assets and financial liabilities
These amendments, effective from 1 January 2014 provide clarification on the application of the offsetting rules and require offsetting of a financial asset and financial liability when there is both the legally-enforceable right to set-off and intention to either settle on a net basis or realise the asset and settle the liability simultaneously.

The Group has adopted the standard from 1 January 2014 with no material impact on the presentation of the Group's financial assets and financial liabilities.
IFRIC 21, 'Levies'	This clarification, effective from 1 January 2014, provides guidance on recognition of the liability for a levy imposed by a government.	The Group has adopted the clarification from 1 January 2014 and there is no material impact on the recognition of liabilities for the levies imposed on the Group.

B EARNINGS PERFORMANCE

B1 Analysis of performance by segment

B1.1 Segment results - profit before tax

For memorandum disclosure purposes, the table below presents the half year 2013 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

		2014 £m	2013 £m		%		2013 £m
	Note	Half year	AER Half year	CER Half year	AER vs Half year	CER vs Half year	Full year
			note (v)	note (v)	note (v)	note (v)
Asia operations
Insurance operations	B4(a)	484	476	408	2%	19%	1,003
Development expenses		(1)	(2)	(2)	50%	50%	(2)
Total Asia insurance operations after development expenses		483	474	406	2%	19%	1,001
Eastspring Investments		42	38	34	11%	24%	74
Total Asia operations		525	512	440	3%	19%	1,075

US operations
Jackson (US insurance operations)	B4(b)	686	582	538	18%	28%	1,243
Broker-dealer and asset management		(5)	34	31	(115)%	(116)%	59
Total US operations		681	616	569	11%	20%	1,302

UK operations
UK insurance operations:	B4(c)
Long-term business		374	341	341	10%	10%	706
General insurance commission note (i)		12	15	15	(20)%	(20)%	29
Total UK insurance operations		386	356	356	8%	8%	735
M&G (including Prudential Capital)		249	225	225	11%	11%	441
Total UK operations		635	581	581	9%	9%	1,176

Total segment profit		1,841	1,709	1,590	8%	16%	3,553

Other income and expenditure
Investment return and other income		3	10	10	(70)%	(70)%	10
Interest payable on core structural borrowings		(170)	(152)	(152)	(12)%	(12)%	(305)
Corporate expenditurenote (ii)		(138)	(128)	(128)	(8)%	(8)%	(263)
Total		(305)	(270)	(270)	(13)%	(13)%	(558)
Solvency II implementation costs		(11)	(13)	(13)	15%	15%	(29)
Restructuring costs note (iii)		(4)	(11)	(11)	64%	64%	(12)
Operating profit based on longer-term investment returns		1,521	1,415	1,296	7%	17%	2,954

Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(45)	(755)	(709)	94%	94%	(1,110)
Amortisation of acquisition accounting adjustments		(44)	(30)	(28)	(47)%	(57)%	(72)
Loss attaching to held for sale Japan Life businessnote (iv)	D1	-	(124)	(107)	100%	100%	(102)
Costs of domestication of Hong Kong branch	D2	(8)	-	-	n/a	n/a	(35)
Profit before tax attributable to shareholders		1,424	506	452	181%	215%	1,635

		2014	2013		%		2013
		Half year	AER half year	CER half year	AER vs half year	CER vs half year	Full year
Basic earnings per share (in pence)	B6		note (v)	note (v)	note (v)	note (v)
Based on operating profit based on longer-term investment returns		45.2p	42.2p	38.7p	7%	17%	90.9p
Based on profit for the period		45.0p	14.3p	12.8p	215%	252%	52.8p

Notes

(i)      The Group's UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general           insurance products as part of this arrangement.

(ii) Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii) Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(iv)      To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are included separately within the           supplementary analysis of profit above.

(v) For definitions of actual exchange rates (AER) and constant exchange rates (CER) refer to note A1.

B1.2 Short-term fluctuations in investment returns on shareholder-backed business

	2014 £m	2013 £m
	Half year	Half year	Full year
Insurance operations:
Asia note (ii)	119	(137)	(204)
US note (iii)	(226)	(441)	(625)
UK note (iv)	93	(147)	(254)
Other operationsnote (v)	(31)	(30)	(27)
Total	(45)	(755)	(1,110)

Notes
(i) General overview of defaults
            The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2014 or 2013.
(ii) Asia insurance operations
           In Asia, the positive short-term fluctuations of £119 million (half year 2013: negative £(137) million; full year 2013: negative £(204) million) primarily reflect net unrealised movements on bond holdings following modest falls in bond yields across the region during the first half of the year.
(iii) US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2014 £m	2013 £m
	Half year	Half year	Full year
Short-term fluctuations relating to debt securities
Credits (charges) in the period:
Losses on sales of impaired and deteriorating bonds	(1)	(2)	(5)
Bond write downs	(5)	(5)	(8)
Recoveries / reversals	14	6	10
Total credits (charges) in the periodnote (a)	8	(1)	(3)
Add: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote (b)	38	44	85
	46	43	82
Interest-related realised gains:
Arising in the period	20	34	64
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(43)	(45)	(89)
	(23)	(11)	(25)
Related amortisation of deferred acquisition costs	(7)	(8)	(15)
Total short-term fluctuations related to debt securities	16	24	42
Derivatives (other than equity-related): market value movements (net of related amortisation of deferred acquisition costs)note (c)	208	(380)	(531)
Net equity hedge results (principally guarantees and derivatives, net of related amortisation of deferred acquisition costs)note (d)	(478)	(166)	(255)
Equity-type investments: actual less longer-term return (net of related amortisation of deferred acquisition costs)	21	63	89
Other items (net of related amortisation of deferred acquisition costs)	7	18	30
Total	(226)	(441)	(625)

The short-term fluctuations in investment returns shown in the table above are stated net of a credit for the related amortisation of deferred acquisition costs of £107 million (half year 2013: £242 million; full year 2013: £228 million). See note C5.1(b).

Notes
(a) The credits/charges on the debt securities of Jackson comprise the following:

	2014 £m	2013 £m
	Half year	Half year	Full year
Residential mortgage-backed securities:
Prime (including agency)	-	2	1
Alt-A	4	-	(1)
Sub-prime	3	(1)	-
Total residential mortgage-backed securities	7	1	-
Corporate debt securities	(1)	(2)	(1)
Other	2	-	(2)
Total	8	(1)	(3)

(b)    The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2014 is based on an average annual risk margin reserve of 23 basis          points (half year 2013: 25 basis points; full year 2013: 25 basis points) on average book values of US$54.7 billion (half year 2013: US$54.3 billion; full year 2013: US$54.4 billion) as shown below:

	Half year 2014				Half year 2013				Full year 2013
Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	27,849	0.12	(32)	(19)	27,411	0.11	(31)	(20)	27,557	0.11	(32)	(20)
Baa1, 2 or 3	24,982	0.25	(62)	(37)	24,187	0.25	(61)	(40)	24,430	0.25	(62)	(40)
Ba1, 2 or 3	1,363	1.25	(17)	(10)	1,633	1.14	(19)	(12)	1,521	1.18	(18)	(11)
B1, 2 or 3	386	3.02	(12)	(7)	608	2.73	(17)	(11)	530	2.80	(15)	(9)
Below B3	108	3.71	(4)	(2)	423	2.15	(9)	(6)	317	2.32	(7)	(5)
Total	54,688	0.23	(127)	(75)	54,262	0.25	(137)	(89)	54,355	0.25	(134)	(85)

Related change to amortisation of deferred acquisition costs (see below)			22	13			26	17			25	16
Risk margin reserve charge to operating profit for longer-term credit related losses			(105)	(62)			(111)	(72)			(109)	(69)

          Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related           amortisation of deferred acquisition costs.

(c)     Derivatives (other than equity-related): positive fluctuation of £208 million (half year 2013: negative fluctuation of £(380) million; full year 2013: negative fluctuation of £(531) million) net of related amortisation of deferred          acquisition costs.

         These gains and losses are in respect of interest rate swaps and swaptions and for the Guaranteed Minimum Income Benefit (GMIB) reinsurance. The swaps and swaptions are undertaken to manage interest rate exposures and         durations within the general account, including the variable annuity and fixed index annuity guarantees (as described in note (d) below). The GMIB reinsurance is in place so as to insulate Jackson from the GMIB exposure.

The amounts principally reflect the fair value movement on these instruments, net of related amortisation of deferred acquisition costs.

           Under the Group's IFRS reporting of Jackson's derivatives (other than equity-related) programme significant accounting mismatches arise. This is because:

• The derivatives are required to be fair valued with the value movements booked in the income statement;

•     As noted above, part of the derivative value movements arises in respect of interest rate exposures within Jackson's guarantee liabilities for variable annuity and fixed index annuity business which are only partially fair  valued under IFRS (see below); and

•     The GMIB liability is valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of market movements. However, notwithstanding that the liability is reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS 39 which requires fair valuation.

               In half year 2014, the positive fluctuation of £208 million reflects principally the favourable mark-to-market impact of approximately 42 basis points decrease in swap rates on the valuation of the interest rate swaps, swaptions, and the GMIB reinsurance asset.

(d) Net equity hedge result: negative fluctuation of £(478) million (half year 2013: negative fluctuation £(166) million; full year 2013: negative fluctuation £(255) million).

           These amounts are in respect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The equity based derivatives are undertaken to manage the equity risk exposure of the guarantee liabilities. The economic exposure of these guarantee liabilities also includes the effects of changes in interest rates which are managed through the swaps and swaptions programmes described in note (c) above.

The amounts reflect the net effect of:

• Fair value movements on free-standing equity derivatives;
• The accounting value movements on the variable annuity and fixed index annuity guarantee liabilities;
• Fee assessments and claim payments in respect of guarantee liabilities; and
• Related DAC amortisation.

       Under the Group's IFRS reporting of Jackson's equity-based derivatives and associated guarantee liabilities significant accounting mismatches arise. This is because:

•     The free-standing equity-based derivatives and Guaranteed Minimum Withdrawal Benefit (GMWB) "not for life" embedded derivative liabilities are required to be fair valued. These fair value movements include the effects of       changes to levels of equity markets, implied volatility and interest rates. The interest rate exposure is managed through the derivative programme explained above in note (c);

•     The Guaranteed Minimum Death Benefit (GMDB) and GMWB "for life" guarantees are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of       equity market and interest rate changes.

     In half year 2014, the negative fluctuation of £(478) million reflects the net effect of mark-to-market reductions on the free-standing equity-based derivatives together with increases in the carrying amounts of     those guarantees  that are fair valued as embedded derivatives under IFRS. Both aspects reflect increased equity markets (the S&P 500 increased by 6 per cent) with the value movement on the embedded derivatives also     being affected by decreases in average implied volatility levels and the decrease in swap rates.

(iv) UK insurance operations

The positive short-term fluctuations in investment returns for UK insurance operations of £93 million (half year 2013: negative £(147) million; full year 2013: negative £(254) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the fall in bond yields since the end of 2013.

(v) Other

Short-term fluctuations in investment returns of other operations, were negative £(31) million (half year 2013: negative £(30) million; full year 2013: negative £(27) million) representing principally unrealised value movements on investments and foreign exchange items.

B1.3 Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments, determined in accordance with IFRS 8, 'Operating Segments', are as follows:
Insurance operations

• Asia
• US (Jackson)
• UK

Asset management operations

• M&G (including Prudential Capital)
• Eastspring Investments
• US broker-dealer and asset management (including Curian)

The Group's operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

• Short-term fluctuations in investment returns;
• Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
• Loss attaching to the held for sale Japan Life business. See note D1 for further details; and
• The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of assets backing the UK annuity, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•     UK annuity business liabilities: For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in        liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best       estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

•     Unit-linked and US variable annuity business separate account liabilities: For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-      term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a) Debt, equity-type securities and loans
Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

•     Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the       risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and

• The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

At 30 June 2014, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £427 million (half year 2013: net gain of £522 million; full year 2013: net gain of £461 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 30 June 2014, the equity-type securities for US insurance non-separate account operations amounted to £1,071 million (half year 2013: £1,188 million; full year 2013: £1,118 million). For these operations, the longer-term rates of return for income and capital applied in 2014 and 2013, which reflect the combination of risk free rates and appropriate risk premiums are as follows:

	2014	2013
	Half year	Half year	Full year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.5% to 6.7%	5.7% to 6.5%	5.7% to 6.8%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.5% to 8.7%	7.7% to 8.5%	7.7% to 9.0%

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £664 million as at 30 June 2014 (half year 2013: £526 million; full year 2013: £571 million). The rates of return applied in the years 2014 and 2013 ranged from 2.02 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b)    US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

• Fair value movements for equity-based derivatives;

•     Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see note below);

•     Movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit 'for life' and Guaranteed Minimum Income Benefit liabilities, for which, under the 'grandfathered' US       GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

• Fee assessments and claim payments, in respect of guarantee liabilities; and
• Related amortisation of deferred acquisition costs for each of the above items.

Note
      US operations - Embedded derivatives for variable annuity guarantee features
      The Guaranteed Minimum Income Benefit liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards       Codification (ASC) Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to       be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to       market  element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)     Other derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)    Other liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia - Hong Kong
For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For other Hong Kong non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business
The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

• The impact on credit risk provisioning of actual upgrades and downgrades during the period;
• Credit experience compared to assumptions; and
• Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)    Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B1.4 Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2014 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	4,336	8,321	3,629	-	16,286
Asset management	140	387	612	(194)	945
Unallocated corporate	-	-	17	-	17
Intra-group revenue eliminated on consolidation	(67)	(42)	(85)	194	-
Total revenue from external customers	4,409	8,666	4,173	-	17,248

	Half year 2013 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	4,276	7,858	2,786	-	14,920
Asset management	122	421	562	(172)	933
Unallocated corporate	-	-	10	-	10
Intra-group revenue eliminated on consolidation	(49)	(43)	(80)	172	-
Total revenue from external customers	4,349	8,236	3,278	-	15,863

	Full year 2013 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	8,919	15,381	5,816	-	30,116
Asset management	245	855	1,165	(379)	1,886
Unallocated corporate	-	-	26	-	26
Intra-group revenue eliminated on consolidation	(98)	(86)	(195)	379	-
Total revenue from external customers	9,066	16,150	6,812	-	32,028

Revenue from external customers comprises:

	2014 £m	2013 £m
	Half year	Half year	Full year

Earned premiums, net of reinsurance	16,189	14,763	29,844
Fee income and investment contract business and asset management (presented as 'Other income')	1,059	1,100	2,184
Total revenue from external customers	17,248	15,863	32,028

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and the US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	2014 £m	2013 £m
	Half year	Half year	Full year
Intra-group revenue generated by:
M&G	85	80	195
Eastspring investments	67	49	98
US broker-dealer and asset management (including Curian)	42	43	86
Total intra-group fees included within asset management segment	194	172	379

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £134 million, £115 million and £103 million respectively (half year 2013: £96 million, £172 million and £92 million respectively; full year 2013: £190 million, £278 million and £190 million respectively).

B2 Profit before tax - asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

			2014 £m		2013 £m
	M&G	US	Eastspring Investments	Half year Total	Half year Total	Full year Total
		note (iv)
Revenue (excluding NPH broker-dealer fees)	682	139	142	963	916	1,914
NPH broker-dealer feesnote (i)	-	248	-	248	249	504
Gross revenue	682	387	142	1,211	1,165	2,418
Charges (excluding NPH broker-dealer fees)	(433)	(144)	(114)	(691)	(644)	(1,353)
NPH broker-dealer feesnote (i)	-	(248)	-	(248)	(249)	(504)
Gross charges	(433)	(392)	(114)	(939)	(893)	(1,857)
Share of profits from joint ventures and associates, net of related tax	6	-	14	20	16	35
Profit before tax	255	(5)	42	292	288	596
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	249	(5)	42	286	297	574
Short-term fluctuations in investment returns note (iii)	6	-	-	6	(9)	22
Profit before tax	255	(5)	42	292	288	596

Notes
(i) NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products
           The segment revenue of the Group's asset management operations is required to include this item. However, reflecting their commercial nature, equivalent amounts are also reflected as charges within the income statement. After             allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so as to distinguish the underlying revenue and charges.
(ii) M&G operating profit based on longer-term investment returns:
	2014 £m	2013 £m
	Half year	Half year	Full year
Asset management fee income	462	418	859
Other income	1	3	4
Staff costs	(160)	(149)	(339)
Other costs	(89)	(77)	(166)
Underlying profit before performance-related fees	214	195	358
Share of associate's results	6	5	12
Performance-related fees	7	4	25
Operating profit from asset management operations	227	204	395
Operating profit from Prudential Capital	22	21	46
Total M&G operating profit based on longer-term investment returns	249	225	441

             The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G noted in the main table primarily relates to the total revenue of Prudential Capital                (including short-term fluctuations) of £72 million (half year 2013: £51 million; full year 2013: £144 million) and commissions which have been netted off in arriving at the fee income of £462 million (half year 2013: £418 million; full              year 2013: £859 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.
(iv) The US asset management result includes a provision of £(33) million related to the receipt and potential refund of certain fees by Curian.

B3 Acquisition costs and other expenditure

	2014 £m	2013 £m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,307)	(1,185)	(2,553)
Acquisition costs deferred less amortisation of acquisition costs	272	419	566
Administration costs and other expenditure	(2,097)	(2,127)	(4,303)
Movements in amounts attributable to external unit holders of consolidated investment funds	(204)	(422)	(571)
Total acquisition costs and other expenditure	(3,336)	(3,315)	(6,861)

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(45) million (half year 2013: £(45) million; full year 2013: £(87) million).

B4 Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the half year 2014 results:

(a) Asia insurance operations
In half year 2014, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £19 million (half year 2013: £31 million; full year 2013: £44 million) representing a small number of non-recurring items.

(b)     US insurance operations
Amortisation of deferred acquisition costs
Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For half year 2014, reflecting the positive market returns in the period, there was a credit for decelerated amortisation of £10 million (half year 2013: credit for decelerated amortisation of £20 million; full year 2013: credit for decelerated amortisation of £82 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

Other
In the second half of 2013, Jackson revised its projected long-term separate account return from 8.4 per cent to 7.4 per cent net of external fund management fees. The effect of this change together with other assumption changes and recalibration of modelling of accounting values of guarantees gave rise to a net benefit of £6 million to profit before tax in full year 2013.

(c) UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for Prudential Retirement Income Limited (PRIL), the principal company which writes the UK's shareholder backed business, based on the asset mix at these dates are shown below.

	30 June 2014 (bps)			30 June 2013 (bps)			31 December 2013 (bps)
	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS
Bond spread over swap rates note (i)	119	-	119	157	-	157	133	-	133
Credit risk allowance
Long-term expected defaults note (ii)	14	-	14	15	-	15	15	-	15
Additional provisionsnote (iii)	47	(19)	28	49	(22)	27	47	(19)	28
Total credit risk allowance	61	(19)	42	64	(22)	42	62	(19)	43
Liquidity premium	58	19	77	93	22	115	71	19	90

Notes
(i) Bond spread over swap rates reflect market observed data.

(ii)     Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.

(iii)     Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-          term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance
The movement during the first half of 2014 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:
	Pillar 1 Regulatory basis	IFRS
	(bps)	(bps)

Total allowance for credit risk at 31 December 2013	62	43
Credit rating changes	1	1
Asset trading	(2)	(1)
New business and other	-	(1)
Total allowance for credit risk at 30 June 2014	61	42

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 51 per cent (half year 2013: 41 per cent; full year 2013: 47 per cent) of the bond spread over swap rates. For IFRS purposes it represents 35 per cent (half year 2013: 27 per cent; full year 2013: 32 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 30 June 2014 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn
PRIL	1.7	1.2
PAC non-profit sub-fund	0.2	0.1
Total -30 June 2014	1.9	1.3
Total -30 June 2013	2.0	1.2
Total -31 December 2013	1.9	1.3

B5 Tax charge

(a) Total tax charge by nature of expense
The total tax charge in the income statement is as follows:

	2014 £m			2013 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
UK tax	(272)	10	(262)	(159)	(300)
Overseas tax	(260)	(41)	(301)	(196)	(436)
Total tax charge	(532)	(31)	(563)	(355)	(736)

The current tax charge of £532 million includes £23 million (2013: half year £8 million; full year 2013: £18 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2014 £m			2013 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
Tax charge to policyholders' returns	(245)	(39)	(284)	(214)	(447)
Tax charge attributable to shareholders	(287)	8	(279)	(141)	(289)
Total tax charge	(532)	(31)	(563)	(355)	(736)

The principal reason for the increase in the tax charge attributable to policyholders' returns compared to half year 2013 is an increase in current tax on net realised investment gains of the UK with-profits fund. An explanation of the tax charge attributable to shareholders is shown in note (b) below.

(b) Reconciliation of effective tax rate

Reconciliation of tax charge on profit attributable to shareholders

	Half year 2014 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit (loss) based on longer-term investment returns	483	686	386	(34)	1,521
Non-operating profit (loss)	115	(266)	85	(31)	(97)
Profit (loss) before tax attributable to shareholders	598	420	471	(65)	1,424
Expected tax rate†	22%	35%	22%	21%	26%
Tax charge (credit) at the expected tax rate	130	147	102	(13)	366
Effects of:
Adjustment to tax charge in relation to prior years	-	-	-	3	3
Movements in provisions for open tax matters	1	-	-	-	1
Income not taxable or taxable at concessionary rates	(40)	(27)	(2)	(4)	(73)
Deductions not allowable for tax purposes	15	-	-	2	17
Deferred tax adjustments	1	-	(4)	-	(3)
Effect of results of joint ventures and associates	(19)	-	-	(5)	(24)
Irrecoverable withholding taxes	-	-	-	15	15
Other	(4)	(13)	-	(6)	(23)
Total actual tax charge (credit)	84	107	96	(8)	279
Analysed into:
Tax on operating profit (loss) based on longer-term investment returns	82	206	79	2	369
Tax charge (credit) on non-operating (loss) profit	2	(99)	17	(10)	(90)
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	17%	30%	20%	(6%)	24%
Total profit	14%	25%	20%	12%	20%

*  The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. For half year 2014 the tax rates for Asia insurance and Group excluding the impact of the held for sale Japan Life business are      the same.

	Half year 2013 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit based on longer-term investment returns	474	582	356	3	1,415
Non-operating loss	(264)	(468)	(147)	(30)	(909)
Profit (loss) before tax attributable to shareholders	210	114	209	(27)	506
Expected tax rate†	17%	35%	23%	23%	23%
Tax charge (credit) at the expected tax rate	36	40	48	(6)	118
Effects of:
Adjustment to tax charge in relation to prior years	4	-	1	6	11
Movements in provisions for open tax matters	1	-	-	(10)	(9)
Income not taxable or taxable at concessionary rates	(26)	(37)	-	-	(63)
Deductions not allowable for tax purposes	51	-	-	3	54
Deferred tax adjustments	(2)	-	-	-	(2)
Effect of results of joint ventures and associates	(14)	-	-	(3)	(17)
Irrecoverable withholding taxes	-	-	-	6	6
Other	8	24	11	-	43
Total actual tax charge (credit)	58	27	60	(4)	141
Analysed into:
Tax charge on operating profit based on longer-term investment returns	79	166	92	3	340
Tax credit on non-operating loss	(21)	(139)	(32)	(7)	(199)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	29%	26%	100%	24%
Total profit	28%	24%	29%	15%	28%

*     The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. The tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	25%	26%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	24%
Total profit	17%	22%

	Full year 2013 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit (loss) based on longer-term investment returns	1,001	1,243	735	(25)	2,954
Non-operating loss	(313)	(690)	(289)	(27)	(1,319)
Profit (loss) before tax attributable to shareholders	688	553	446	(52)	1,635
Expected tax rate†	21%	35%	23%	23%	26%
Tax charge (credit) at the expected tax rate	144	194	103	(12)	429
Effects of:
Adjustment to tax charge in relation to prior years	(3)	-	4	(7)	(6)
Movements in provisions for open tax matters	5	-	-	(12)	(7)
Income not taxable or taxable at concessionary rates	(45)	(88)	-	(10)	(143)
Deductions not allowable for tax purposes	61	-	-	5	66
Impact of changes in local statutory tax rates	(9)	-	(51)	5	(55)
Deferred tax adjustments	(4)	-	-	(8)	(12)
Effect of results of joint ventures and associates	(10)	-	-	(8)	(18)
Irrecoverable withholding taxes	-	-	-	20	20
Other	9	(5)	16	(5)	15
Total actual tax charge (credit)	148	101	72	(32)	289
Analysed into:
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	173	343	132	(10)	638
Tax credit on non-operating loss	(25)	(242)	(60)	(22)	(349)
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	17%	28%	18%	40%	22%
Total profit	22%	18%	16%	62%	18%

*     The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. The tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	23%	27%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	22%
Total profit	19%	17%

†        The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the        corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas       non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(c) Taxes paid
During half year 2014 Prudential remitted £1.2 billion (half year 2013: £0.9 billion; full year 2013: £1.8 billion) of tax to revenue authorities, this includes £337 million (half year 2013: £182 million; full year 2013: £418 million) of corporation tax, £163 million (half year 2013: £96 million; full year 2013: £236 million) of other taxes and £651 million (half year 2013: £634 million; full year 2013: £1,143 million) collected on behalf of employees, customers and third parties.

The geographical split of taxes remitted by Prudential is as follows:

	2014 £m				2013 £m
	Corporation taxes*	Other taxes†	Taxes collected‡	Half year Total	Half year Total	Full year Total
Asia	90	26	41	157	101	319
US	85	20	183	288	103	292
UK	161	116	424	701	706	1,181
Other	1	1	3	5	2	5
Total tax paid	337	163	651	1,151	912	1,797

*    In certain countries such as the UK, the corporation tax payments for the Group's life insurance businesses are based on taxable profits which include policyholder investment returns on certain life insurance products.

† Other taxes paid includes property taxes, withholding taxes, customs duties, stamp duties, employer payroll taxes and irrecoverable indirect taxes.

‡       Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which includes sales/value added tax/goods and services taxes, employee and      annuitant payroll taxes.

B6 Earnings per share

		Half year 2014
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	Pence	Pence
	Note	B1.1	B5
Based on operating profit based on longer-term investment returns		1,521	(369)	1,152	45.2p	45.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(45)	73	28	1.1p	1.1p
Amortisation of acquisition accounting adjustments		(44)	15	(29)	(1.1)p	(1.1)p
Costs of domestication of Hong Kong branch	D2	(8)	2	(6)	(0.2)p	(0.2)p
Based on profit for the period		1,424	(279)	1,145	45.0p	44.9p

		Half year 2013
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	Pence	Pence
	Note	B1.1	B5
Based on operating profit based on longer-term investment returns		1,415	(340)	1,075	42.2p	42.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(755)	189	(566)	(22.2)p	(22.1)p
Amortisation of acquisition accounting adjustments		(30)	10	(20)	(0.8)p	(0.8)p
Loss attaching to held for sale Japan Life business	D1	(124)	-	(124)	(4.9)p	(4.9)p
Based on profit for the period		506	(141)	365	14.3p	14.3p

		Full year 2013
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	Pence	Pence
	Note	B1.1	B5
Based on operating profit based on longer-term investment returns		2,954	(638)	2,316	90.9p	90.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	318	(792)	(31.1)p	(31.0)p
Amortisation of acquisition accounting adjustments		(72)	24	(48)	(1.9)p	(1.9)p
Loss attaching to held for sale Japan Life business	D1	(102)	-	(102)	(4.0)p	(4.0)p
Costs of domestication of Hong Kong branch	D2	(35)	7	(28)	(1.1)p	(1.1)p
Based on profit for the year		1,635	(289)	1,346	52.8p	52.7p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	Half year 2014	Half year 2013	Full year 2013
	(millions)	(millions)	(millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,547	2,548	2,548
Diluted earnings per share	2,551	2,553	2,552

B7 Dividends

	Half year 2014		Half year 2013		Full year 2013
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
Interim dividend (2014 and 2013)	11.19p	287	9.73p	249	9.73p	249
Final dividend (2013)	-	-	-	-	23.84p	610
Total	11.19p	287	9.73p	249	33.57p	859
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	-	-	9.73p	249
Final dividend for prior year	23.84p	610	20.79p	532	20.79p	532
Total	23.84p	610	20.79p	532	30.52p	781

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2013 of 23.84 pence per ordinary share was paid to eligible shareholders on 22 May 2014 and the 2013 interim dividend of 9.73 pence per ordinary share was paid to eligible shareholders on 26 September 2013.

The 2014 interim dividend of 11.19 pence per ordinary share will be paid on 25 September 2014 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 22 August 2014 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 October 2014. The interim dividend will be paid on or about 2 October 2014 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 11 August 2014. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C BALANCE SHEET NOTES

C1 Analysis of Group position by segment and business type

To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

C1.1 Group statement of financial position - analysis by segment

		2014 £m								2013 £m
		Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
		Asia	US	UK
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	228	-	-	228	1,230	-	-	1,458	1,474	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	1,767	4,037	84	5,888	20	36	-	5,944	5,538	5,295
Total		1,995	4,037	84	6,116	1,250	36	-	7,402	7,012	6,756
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	177	177	-	-	-	177	178	177
Deferred acquisition costs and other intangible assets		58	-	5	63	-	-	-	63	79	72
Total		58	-	182	240	-	-	-	240	257	249
Total		2,053	4,037	266	6,356	1,250	36	-	7,642	7,269	7,005
Deferred tax assets	C7.1	68	1,819	132	2,019	115	39	-	2,173	2,637	2,412
Other non-investment and non-cash assets note (i)		2,667	6,440	8,001	17,108	1,256	4,435	(8,932)	13,867	13,307	12,357
Investments of long-term business and other operations:
Investment properties		1	26	11,727	11,754	-	-	-	11,754	10,583	11,477
Investments in joint ventures and associates accounted for using the equity method		303	-	513	816	95	-	-	911	696	809
Financial investments:
Loans	C3.4	916	6,130	4,389	11,435	1,022	-	-	12,457	13,230	12,566
Equity securities and portfolio holdings in unit trusts		16,775	71,775	41,916	130,466	74	26	-	130,566	112,258	120,222
Debt securities	C3.3	19,958	30,586	81,680	132,224	1,953	-	-	134,177	138,256	132,905
Other investments		49	1,349	4,433	5,831	73	4	-	5,908	6,140	6,265
Deposits		693	-	12,319	13,012	45	-	-	13,057	13,542	12,213
Total investments		38,695	109,866	156,977	305,538	3,262	30	-	308,830	294,705	296,457
Assets held for sale	D1	875	-	-	875	-	-	-	875	1,079	916
Cash and cash equivalents		1,487	677	2,121	4,285	751	867	-	5,903	6,840	6,785
Total assets	C3.1	45,845	122,839	167,497	336,181	6,634	5,407	(8,932)	339,290	325,837	325,932

		2014 £m								2013 £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders' equity		3,020	3,801	3,245	10,066	2,053	(1,494)	-	10,625	9,625	9,650
Non-controlling interests		1	-	-	1	-	-	-	1	6	1
Total equity		3,021	3,801	3,245	10,067	2,053	(1,494)	-	10,626	9,631	9,651
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		35,372	112,009	137,619	285,000	-	-	(1,296)	283,704	272,728	273,953
Unallocated surplus of with-profits funds		1,985	-	11,059	13,044	-	-	-	13,044	11,434	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	37,357	112,009	148,678	298,044	-	-	(1,296)	296,748	284,162	286,014
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,597	-	3,597	3,161	3,662
Other		-	146	-	146	275	549	-	970	988	974
Total	C6.1	-	146	-	146	275	4,146	-	4,567	4,149	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	222	71	293	-	1,950	-	2,243	2,530	2,152
Borrowings attributable to with-profits operations	C6.2(b)	-	-	864	864	-	-	-	864	924	895
Deferred tax liabilities	C7.1	645	1,997	1,184	3,826	18	11		3,855	4,102	3,778
Other non-insurance liabilitiesnote (ii)		3,994	4,664	13,455	22,113	4,288	794	(7,636)	19,559	19,313	17,938
Liabilities held for sale	D1	828	-	-	828	-	-	-	828	1,026	868
Total liabilities		42,824	119,038	164,252	326,114	4,581	6,901	(8,932)	328,664	316,206	316,281
Total equity and liabilities	C3.1	45,845	122,839	167,497	336,181	6,634	5,407	(8,932)	339,290	325,837	325,932

Notes

(i)      The main component of the other non-investment and non-cash assets of £13,867 million (30 June 2013: £ 13,307 million; 31 December 2013: £12,357 million) is the reinsurers' share of contract liabilities of £6,743 million (30 June          2013 £7,204 million; 31 December 2013; £6,838 million). As set out in note C2.2 these amounts relate primarily to the REALIC business of the Group's US insurance operations.

          Within other non-investment and non-cash assets are premiums receivable of £317 million (30 June 2013: £310 million; 31 December 2013: £345 million) of which approximately two-thirds are due within one year. The remaining          one-third, due after one year, relates to products where charges are levied against premiums in future years.

         Also included within other non-investment and non-cash assets are property, plant and equipment of £910 million (30 June 2013: £868 million; 31 December 2013: £920 million). The Group made additions to property, plant and         equipment of £58 million in half year 2014 (half year 2013: £146 million; full year 2013: £221 million).

(ii)     Within other non-insurance liabilities are other creditors of £4,999 million (30 June 2013: £3,743 million; 31 December 2013: £3,307 million) of which £4,720 million (30 June 2013: £3,487 million; 31 December 2013: £3,046 million) are          due within one year.

C1.2 Group statement of financial position - analysis by business type

		2014 £m							2013 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	228	1,230	-	-	1,458	1,474	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	5,888	20	36	-	5,944	5,538	5,295
Total		-	-	6,116	1,250	36	-	7,402	7,012	6,756
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		177	-	-	-	-	-	177	178	177
Deferred acquisition costs and other intangible assets		63	-	-	-	-	-	63	79	72
Total		240	-	-	-	-	-	240	257	249
Total		240	-	6,116	1,250	36	-	7,642	7,269	7,005
Deferred tax assets	C7.1	74	-	1,945	115	39	-	2,173	2,637	2,412
Other non-investment and non-cash assets*		4,427	693	9,287	1,256	4,435	(6,231)	13,867	13,307	12,357
Investments of long-term business and other operations:
Investment properties		9,430	652	1,672	-	-	-	11,754	10,583	11,477
Investments in joint ventures and associates accounted for using the equity method		449	-	367	95	-	-	911	696	809
Financial investments:
Loans	C3.4	3,417	-	8,018	1,022	-	-	12,457	13,230	12,566
Equity securities and portfolio holdings in unit trusts		32,104	97,363	999	74	26	-	130,566	112,258	120,222
Debt securities	C3.3	56,106	9,859	66,259	1,953	-	-	134,177	138,256	132,905
Other investments		4,145	38	1,648	73	4	-	5,908	6,140	6,265
Deposits		10,896	926	1,190	45	-	-	13,057	13,542	12,213
Total investments		116,547	108,838	80,153	3,262	30	-	308,830	294,705	296,457
Assets held for sale	D1	-	303	572	-	-	-	875	1,079	916
Cash and cash equivalents		1,671	831	1,783	751	867	-	5,903	6,840	6,785
Total assets		122,959	110,665	99,856	6,634	5,407	(6,231)	339,290	325,837	325,932

Equity and liabilities
Equity
Shareholders' equity		-	-	10,066	2,053	(1,494)	-	10,625	9,625	9,650
Non-controlling interests		-	-	1	-	-	-	1	6	1
Total equity		-	-	10,067	2,053	(1,494)	-	10,626	9,631	9,651
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)*		99,100	107,781	76,823	-	-	-	283,704	272,728	273,953
Unallocated surplus of with-profits funds		13,044	-	-	-	-	-	13,044	11,434	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	112,144	107,781	76,823	-	-	-	296,748	284,162	286,014
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	3,597	-	3,597	3,161	3,662
Other		-	-	146	275	549	-	970	988	974
Total	C6.1	-	-	146	275	4,146	-	4,567	4,149	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	3	290	-	1,950	-	2,243	2,530	2,152
Borrowings attributable to with-profits operations	C6.2(b)	864	-	-	-	-	-	864	924	895
Deferred tax liabilities	C7.1	1,211	47	2,568	18	11	-	3,855	4,102	3,778
Other non-insurance liabilities*		8,740	2,531	9,437	4,288	794	(6,231)	19,559	19,313	17,938
Liabilities held for sale	D1	-	303	525	-	-	-	828	1,026	868
Total liabilities		122,959	110,665	89,789	4,581	6,901	(6,231)	328,664	316,206	316,281
Total equity and liabilities		122,959	110,665	99,856	6,634	5,407	(6,231)	339,290	325,837	325,932

*  Participating funds business in the table above is presented after the elimination on consolidation of the balances relating to an intragroup reinsurance contract entered into during the period between the UK with-profits and Asia     with-profits operations. In the segmental analysis presented in note C1.1, the balances are presented before elimination in the individual insurance operations segment, with the adjustment presented separately under "Intra-group     eliminations".

C2 Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show separately assets and liabilities of each segment by business type.

C2.1 Asia insurance operations

		2014 £m				2013 £m
		With-profits business	Unit-linked assets and liabilities	Other business	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note (i)
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	228	228	244	231
Deferred acquisition costs and other intangible assets		-	-	1,767	1,767	1,103	1,026
Total		-	-	1,995	1,995	1,347	1,257
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		58	-	-	58	73	66
Deferred tax assets		-	-	68	68	68	55
Other non-investment and non-cash assets		1,795	141	731	2,667	1,164	1,073
Investments of long-term business and other operations:
Investment properties		-	-	1	1	2	1
Investments in joint ventures and associates accounted for using the equity method		-	-	303	303	328	268
Financial investments:
Loans	C3.4	511	-	405	916	1,004	922
Equity securities and portfolio holdings in unit trusts		6,057	10,054	664	16,775	14,101	14,383
Debt securities	C3.3	10,661	2,443	6,854	19,958	20,081	18,554
Other investments		17	22	10	49	76	41
Deposits		183	197	313	693	1,141	896
Total investments		17,429	12,716	8,550	38,695	36,733	35,065
Assets held for sale		-	303	572	875	1,079	916
Cash and cash equivalents		335	371	781	1,487	1,644	1,522
Total assets		19,617	13,531	12,697	45,845	42,108	39,954
Equity and liabilities
Equity
Shareholders' equity		-	-	3,020	3,020	3,003	2,795
Non-controlling interests		-	-	1	1	4	1
Total equity		-	-	3,021	3,021	3,007	2,796
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		15,464	12,638	7,270	35,372	33,223	31,910
Unallocated surplus of with-profits funds note (ii)	D2	1,985	-	-	1,985	84	77
Total	C4.1(b)	17,449	12,638	7,270	37,357	33,307	31,987
Operational borrowings attributable to shareholder-financed operations		-	-	-	-	5	-
Deferred tax liabilities		424	47	174	645	641	594
Other non-insurance liabilities		1,744	543	1,707	3,994	4,122	3,709
Liabilities held for sale		-	303	525	828	1,026	868
Total liabilities		19,617	13,531	9,676	42,824	39,101	37,158
Total equity and liabilities		19,617	13,531	12,697	45,845	42,108	39,954

Notes

(i)      The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are            included in the column for 'Other business'.

(ii)     On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia           insurance segment. Up until 31 December 2013, for the purpose of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the           unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

C2.2 US insurance operations

		2014 £m			2013 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		-	4,037	4,037	4,300	4,140
Total		-	4,037	4,037	4,300	4,140
Deferred tax assets		-	1,819	1,819	2,232	2,042
Other non-investment and non-cash assetsnote (iv)		-	6,440	6,440	7,255	6,710
Investments of long-term business and other operations:
Investment properties		-	26	26	30	28
Financial investments:
Loans	C3.4	-	6,130	6,130	6,691	6,375
Equity securities and portfolio holdings in unit trustsnote (iii)		71,453	322	71,775	60,385	66,008
Debt securities	C3.3	-	30,586	30,586	33,368	30,292
Other investmentsnote (ii)		-	1,349	1,349	1,867	1,557
Total investments		71,453	38,413	109,866	102,341	104,260
Cash and cash equivalents		-	677	677	678	604
Total assets		71,453	51,386	122,839	116,806	117,756
Equity and liabilities
Equity
Shareholders' equitynote (v)		-	3,801	3,801	3,598	3,446
Total equity		-	3,801	3,801	3,598	3,446
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		71,453	40,556	112,009	106,215	107,411
Total	C4.1 (c)	71,453	40,556	112,009	106,215	107,411
Core structural borrowings of shareholder-financed operations		-	146	146	164	150
Operational borrowings attributable to shareholder-financed operations		-	222	222	23	142
Deferred tax liabilities		-	1,997	1,997	2,155	1,948
Other non-insurance liabilities		-	4,664	4,664	4,651	4,659
Total liabilities		71,453	47,585	119,038	113,208	114,310
Total equity and liabilities		71,453	51,386	122,839	116,806	117,756

Notes

(i)      These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the           separate account, for example in respect of guarantees, are shown within the statement of financial position of other business.

(ii) Other investments comprise:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Derivative assets*	600	1,010	766
Partnerships in investment pools and other**	749	857	791
	1,349	1,867	1,557

*    After taking account of the derivative liabilities of £284 million (30 June 2013: £555 million; 31 December 2013: £515 million), which are also included in other non-insurance liabilities, the derivative position for US operations is a       net asset of £316 million (30 June 2013: net asset of £455 million; 31 December 2013: net asset of £251 million).

**   Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by                independent money managers that generally invest in various equities and fixed income loans and securities.

(iii) Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity-based.

(iv)    Included within other non-investment and non-cash assets of £6,440 million (30 June 2013: £7,255 million; 31 December 2013: £6,710 million) were balances of £5,842 million (30 June 2013: £6,360 million; 31 December 2013: £6,065           million) for reinsurers' share of insurance contract liabilities. Of the £5,842 million as at 30 June 2014, £5,179 million related to the reinsurance ceded by the REALIC business (30 June 2013: £5,550 million; 31 December 2013:          £5,410 million). REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 30 June 2014, the funds withheld liability of £2,019 million (30 June 2013: £2,206 million;          31 December 2013: £2,051 million) was recorded within other non-insurance liabilities.

(v) Changes in shareholders' equity

	2014 £m	2013 £m
	Half year	Half year	Full year
Operating profit based on longer-term investment returns B1.1	686	582	1,243
Short-term fluctuations in investment returns B1.2	(226)	(441)	(625)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(40)	(27)	(65)
Profit before shareholder tax	420	114	553
Tax B5	(107)	(27)	(101)
Profit for the period	313	87	452

Profit for the period (as above)	313	87	452
Items recognised in other comprehensive income:
Exchange movements	(122)	293	(32)
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding (losses) gains arising during the period	1,060	(1,665)	(2,025)
Deduct net gains included in the income statement	(37)	(42)	(64)
Total unrealised valuation movements	1,023	(1,707)	(2,089)
Related change in amortisation of deferred acquisition costs C5.1(b)	(212)	419	498
Related tax	(284)	451	557
Total other comprehensive income (loss)	405	(544)	(1,066)
Total comprehensive income (loss) for the period	718	(457)	(614)
Dividends, interest payments to central companies and other movements	(363)	(288)	(283)
Net increase (decrease) in equity	355	(745)	(897)
Shareholders' equity at beginning of period	3,446	4,343	4,343
Shareholders' equity at end of period	3,801	3,598	3,446

C2.3 UK insurance operations

Of the total investments of £157 billion in UK insurance operations, £99 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

				2014 £m				2013 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with- profits sub- fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
By operating segment	Note	note (ii)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	84	84	84	98	90
Total		-	-	-	84	84	84	98	90
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	177	-	-	-	177	178	177
Deferred acquisition costs		-	5	-	-	-	5	6	6
Total		-	182	-	-	-	182	184	183
Total		-	182	-	84	84	266	282	273
Deferred tax assets		-	74	-	58	58	132	181	142
Other non-investment and non-cash assets		390	4,943	552	2,116	2,668	8,001	5,641	5,808
Investments of long-term business and other operations:
Investment properties		477	8,953	652	1,645	2,297	11,727	10,551	11,448
Investments in joint ventures and associates accounted for using the equity method		-	449	-	64	64	513	274	449
Financial investments:
Loans	C3.4	81	2,825	-	1,483	1,483	4,389	4,313	4,173
Equity securities and portfolio holdings in unit trusts		2,399	23,648	15,856	13	15,869	41,916	37,713	39,745
Debt securities	C3.3	2,818	42,627	7,416	28,819	36,235	81,680	82,854	82,014
Other investmentsnote (iii)		279	3,849	16	289	305	4,433	4,098	4,603
Deposits		809	9,904	729	877	1,606	12,319	12,365	11,252
Total investments		6,863	92,255	24,669	33,190	57,859	156,977	152,168	153,684
Cash and cash equivalents		171	1,165	460	325	785	2,121	2,755	2,586
Total assets		7,424	98,619	25,681	35,773	61,454	167,497	161,027	162,493

		2014 £m						2013 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with-profits sub-fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
	Note	note (ii)	note (i)
Equity and liabilities
Equity
Shareholders' equity		-	-	-	3,245	3,245	3,245	3,044	2,998
Non-controlling interests		-	-	-	-	-	-	2	-
Total equity		-	-	-	3,245	3,245	3,245	3,046	2,998
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		6,890	78,042	23,690	28,997	52,687	137,619	133,290	134,632
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	D2	-	11,059	-	-	-	11,059	11,350	11,984
Total	C4.1(d)	6,890	89,101	23,690	28,997	52,687	148,678	144,640	146,616
Operational borrowings attributable to shareholder-financed operations		-	-	3	68	71	71	76	74
Borrowings attributable to with-profits funds		11	853	-	-	-	864	924	895
Deferred tax liabilities		46	741	-	397	397	1,184	1,289	1,213
Other non-insurance liabilities		477	7,924	1,988	3,066	5,054	13,455	11,052	10,697
Total liabilities		7,424	98,619	25,681	32,528	58,209	164,252	157,981	159,495
Total equity and liabilities		7,424	98,619	25,681	35,773	61,454	167,497	161,027	162,493

Notes

(i)      The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.2 billion (30           June 2013: £13.5 billion; 31 December 2013: £12.2 billion) of liabilities for non-profits annuities. The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is           determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-          fund which comprises 3.6 per cent of the total assets of the WPSF. The unallocated surplus of with-profits funds and amounts is for PAC which at 30 June and 31 December 2013 included amounts attributable to the now           domesticated Hong Kong branch.

(ii)     The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the           PAC long-term business fund.

(iii) Other investments comprise:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Derivative assets*	1,262	894	1,472
Partnerships in investment pools and other**	3,171	3,204	3,131
	4,433	4,098	4,603

*     After including derivative liabilities of £751 million (30 June 2013: £1,289 million; 31 December 2013: £804 million), which are also included in the statement of financial position, the overall derivative position was a net asset of        £511 million (30 June 2013: net liability of £395 million; 31 December 2013: net asset of £668 million).

**  Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4 Asset management operations

		2014 £m				2013 £m
		M&G	US	Eastspring Investments	30 Jun Total	30 Jun Total	31 Dec Total
		note (i)
Assets
Intangible assets:
Goodwill		1,153	16	61	1,230	1,230	1,230
Deferred acquisition costs and other intangible assets		17	2	1	20	15	20
Total		1,170	18	62	1,250	1,245	1,250
Other non-investment and non-cash assets		1,111	200	60	1,371	2,113	1,475
Investments in joint ventures and associates accounted for using the equity method		34	-	61	95	94	92
Financial investments:
Loans	C3.4	1,022	-	-	1,022	1,222	1,096
Equity securities and portfolio holdings in unit trusts		59	-	15	74	59	65
Debt securities	C3.3	1,953	-	-	1,953	1,953	2,045
Other investments		60	13	-	73	69	61
Deposits		-	14	31	45	36	65
Total investments		3,128	27	107	3,262	3,433	3,424
Cash and cash equivalents		599	61	91	751	968	1,562
Total assets		6,008	306	320	6,634	7,759	7,711
Equity and liabilities
Equity
Shareholders' equity		1,659	141	253	2,053	2,085	1,991
Total equity		1,659	141	253	2,053	2,085	1,991
Liabilities
Core structural borrowing of shareholder-financed operations		275	-	-	275	275	275
Intra-group debt represented by operational borrowings at Group levelnote (ii)		1,950	-	-	1,950	2,422	1,933
Other non-insurance liabilitiesnote (iii)		2,124	165	67	2,356	2,977	3,512
Total liabilities		4,349	165	67	4,581	5,674	5,720
Total equity and liabilities		6,008	306	320	6,634	7,759	7,711

Notes
(i) The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
(ii) Intra-group debt represented by operational borrowings at Group level.
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Commercial paper	1,650	2,123	1,634
Medium Term Notes	300	299	299
Total intra-group debt represented by operational borrowings at Group level	1,950	2,422	1,933

(iii) Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

  C3      Assets and Liabilities - Classification and Measurement

C3.1 Group assets and liabilities - Classification
The classification of the Group's assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 'Fair value measurement'. The basis applied is summarised below:

	30 Jun 2014 £m
	At fair value		Cost/ Amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit and loss	Available for sale
Intangible assets attributable to shareholders:
Goodwill			1,458	1,458
Deferred acquisition costs and other intangible assets			5,944	5,944
Total			7,402	7,402
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	177	177
Deferred acquisition costs and other intangible assets	-	-	63	63
Total	-	-	240	240
Total intangible assets	-	-	7,642	7,642
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	910	910
Reinsurers' share of insurance contract liabilities	-	-	6,743	6,743
Deferred tax assets	-	-	2,173	2,173
Current tax recoverable	-	-	158	158
Accrued investment income	-	-	2,413	2,413	2,413
Other debtors	-	-	3,643	3,643	3,643
Total	-	-	16,040	16,040
Investments of long-term business and other operations:note (ii)
Investment properties	11,754	-	-	11,754	11,754
Investments accounted for using the equity method	-	-	911	911
Loans	2,123	-	10,334	12,457	12,987
Equity securities and portfolio holdings in unit trusts	130,566	-	-	130,566	130,566
Debt securities	103,666	30,511	-	134,177	134,177
Other investments	5,908	-	-	5,908	5,908
Deposits	-	-	13,057	13,057	13,057
Total investments	254,017	30,511	24,302	308,830
Assets held for sale	875	-		875	875
Cash and cash equivalents	-	-	5,903	5,903	5,903
Total assets	254,892	30,511	53,887	339,290

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	227,779	227,779
Investment contract liabilities with discretionary participation features note (iii)	-	-	35,636	35,636
Investment contract liabilities without discretionary participation features	17,840	-	2,449	20,289	20,290
Unallocated surplus of with-profits funds	-	-	13,044	13,044
Total	17,840	-	278,908	296,748
Core structural borrowings of shareholder-financed operations	-	-	4,567	4,567	5,056
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,243	2,243	2,243
Borrowings attributable to with-profits operations	-	-	864	864	879

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,188	2,188	2,200
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,262	-	-	5,262	5,262
Deferred tax liabilities	-	-	3,855	3,855
Current tax liabilities	-	-	475	475
Accruals and deferred income	-	-	731	731
Other creditors	279	-	4,720	4,999	4,999
Provisions	-	-	534	534
Derivative liabilities	1,400	-	-	1,400	1,400
Other liabilities	2,019	-	1,951	3,970	3,970
Total	8,960	-	14,454	23,414
Liabilities held for sale	828	-	-	828	828
Total liabilities	27,628	-	301,036	328,664

	30 Jun 2013 £m
	At fair value		Cost/ Amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit and loss	Available for sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,474	1,474
Deferred acquisition costs and other intangible assets	-	-	5,538	5,538
Total	-	-	7,012	7,012
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	178	178
Deferred acquisition costs and other intangible assets	-	-	79	79
Total	-	-	257	257
Total intangible assets	-	-	7,269	7,269
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	868	868
Reinsurers' share of insurance contract liabilities	-	-	7,204	7,204
Deferred tax assets	-	-	2,637	2,637
Current tax recoverable	-	-	191	191
Accrued investment income	-	-	2,726	2,726	2,726
Other debtors	-	-	2,318	2,318	2,318
Total	-	-	15,944	15,944
Investments of long-term business and other operations:note (ii)
Investment properties	10,583	-	-	10,583	10,583
Investments accounted for using the equity method	-	-	696	696
Loans	2,268	-	10,962	13,230	13,404
Equity securities and portfolio holdings in unit trusts	112,258	-	-	112,258	112,258
Debt securities	105,043	33,213	-	138,256	138,256
Other investments	6,140	-	-	6,140	6,140
Deposits	-	-	13,542	13,542	13,542
Total investments	236,292	33,213	25,200	294,705
Assets held for sale	1,079	-	-	1,079	1,079
Cash and cash equivalents	-	-	6,840	6,840	6,840
Total assets	237,371	33,213	55,253	325,837

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	219,461	219,461
Investment contract liabilities with discretionary participation features note (iii)	-	-	33,402	33,402
Investment contract liabilities without discretionary participation features	17,342	-	2,523	19,865	19,872
Unallocated surplus of with-profits funds	-	-	11,434	11,434
Total	17,342	-	266,820	284,162
Core structural borrowings of shareholder-financed operations	-	-	4,149	4,149	4,534
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,530	2,530	2,530
Borrowings attributable to with-profits operations	22	-	902	924	924

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,889	2,889	2,899
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,394	-	-	5,394	5,394
Deferred tax liabilities	-	-	4,102	4,102
Current tax liabilities	-	-	325	325
Accruals and deferred income	-	-	538	538
Other creditors	256	-	3,487	3,743	3,743
Provisions	-	-	537	537
Derivative liabilities	2,226	-	-	2,226	2,226
Other liabilities	2,206	-	1,455	3,661	3,661
Total	10,082	-	13,333	23,415
Liabilities held for sale	1,026	-	-	1,026	1,026
Total liabilities	28,472	-	287,734	316,206

	31 Dec 2013 £m
	At fair value		Cost/ Amortised cost/ IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit and loss	Available for sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,461	1,461
Deferred acquisition costs and other intangible assets	-	-	5,295	5,295
Total	-	-	6,756	6,756
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	177	177
Deferred acquisition costs and other intangible assets	-	-	72	72
Total	-	-	249	249
Total intangible assets	-	-	7,005	7,005
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	920	920
Reinsurers' share of insurance contract liabilities	-	-	6,838	6,838
Deferred tax assets	-	-	2,412	2,412
Current tax recoverable	-	-	244	244
Accrued investment income	-	-	2,609	2,609	2,609
Other debtors	-	-	1,746	1,746	1,746
Total	-	-	14,769	14,769
Investments of long-term business and other operations:note (ii)
Investment properties	11,477	-	-	11,477	11,477
Investments accounted for using the equity method	-	-	809	809
Loans	2,137	-	10,429	12,566	12,995
Equity securities and portfolio holdings in unit trusts	120,222	-	-	120,222	120,222
Debt securities	102,700	30,205	-	132,905	132,905
Other investments	6,265	-	-	6,265	6,265
Deposits	-	-	12,213	12,213	12,213
Total investments	242,801	30,205	23,451	296,457
Assets held for sale	916	-	-	916	916
Cash and cash equivalents	-	-	6,785	6,785	6,785
Total assets	243,717	30,205	52,010	325,932

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	218,185	218,185
Investment contract liabilities with discretionary participation features note (iii)	-	-	35,592	35,592
Investment contract liabilities without discretionary participation features	17,736	-	2,440	20,176	20,177
Unallocated surplus of with-profits funds	-	-	12,061	12,061
Total	17,736	-	268,278	286,014
Core structural borrowings of shareholder-financed operations	-	-	4,636	4,636	5,066
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,152	2,152	2,152
Borrowings attributable to with-profits operations	18	-	877	895	909

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,074	2,074	2,085
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,278	-	-	5,278	5,278
Deferred tax liabilities	-	-	3,778	3,778
Current tax liabilities	-	-	395	395
Accruals and deferred income	-	-	824	824
Other creditors	263	-	3,044	3,307	3,307
Provisions	-	-	635	635
Derivative liabilities	1,689	-	-	1,689	1,689
Other liabilities	2,051	-	1,685	3,736	3,736
Total	9,281	-	12,435	21,716
Liabilities held for sale	868	-	-	868	868
Total liabilities	27,903	-	288,378	316,281

Notes

(i)      Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as          reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii)     Realised gains and losses on the Group's investments for half year 2014 recognised in the income statement amounted to a net gain of £1.8 billion (30 June 2013: £0.8 billion; 31 December 2013: £2.5 billion).

(iii)    The carrying value of investment contracts with discretionary participation features is determined on an IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure           the participation features.

C3.2 Group assets and liabilities - Measurement

(a) Determination of fair value
The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b) Fair value hierarchy of financial instruments measured at fair value on recurring basis
The table below shows the financial instruments carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

	30 Jun 2014 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	28,796	2,711	597	32,104
Debt securities	15,870	39,756	480	56,106
Other investments (including derivative assets)	64	1,037	3,044	4,145
Derivative liabilities	(45)	(394)	-	(439)
Total financial investments, net of derivative liabilities	44,685	43,110	4,121	91,916
Percentage of total	49%	47%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	97,125	200	38	97,363
Debt securities	3,546	6,313	-	9,859
Other investments (including derivative assets)	5	33	-	38
Derivative liabilities	-	(1)	-	(1)
Total financial investments, net of derivative liabilities	100,676	6,545	38	107,259
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	259	1,864	2,123
Equity securities and portfolio holdings in unit trusts	986	79	34	1,099
Debt securities	14,271	53,853	88	68,212
Other investments (including derivative assets)	-	959	766	1,725
Derivative liabilities	-	(750)	(210)	(960)
Total financial investments, net of derivative liabilities	15,257	54,400	2,542	72,199
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	259	1,864	2,123
Equity securities and portfolio holdings in unit trusts	126,907	2,990	669	130,566
Debt securities	33,687	99,922	568	134,177
Other investments (including derivative assets)	69	2,029	3,810	5,908
Derivative liabilities	(45)	(1,145)	(210)	(1,400)
Total financial investments, net of derivative liabilities	160,618	104,055	6,701	271,374
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,840)	-	(17,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,902)	(134)	(1,226)	(5,262)
Other financial liabilities held at fair value	-	(279)	(2,019)	(2,298)
Total financial instruments at fair value	156,716	85,802	3,456	245,974
Percentage of total	64%	35%	1%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	30 Jun 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	23,525	1,807	625	25,957
Debt securities	15,241	44,609	522	60,372
Other investments (including derivative assets)	155	757	2,924	3,836
Derivative liabilities	(156)	(883)	-	(1,039)
Total financial investments, net of derivative liabilities	38,765	46,290	4,071	89,126
Percentage of total	43%	52%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	85,014	265	63	85,342
Debt securities	3,683	5,932	2	9,617
Other investments (including derivative assets)	4	21	-	25
Derivative liabilities	(2)	(5)	-	(7)
Total financial investments, net of derivative liabilities	88,699	6,213	65	94,977
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans*	-	242	2,026	2,268
Equity securities and portfolio holdings in unit trusts	879	33	47	959
Debt securities	13,551	54,559	157	68,267
Other investments (including derivative assets)	72	1,331	876	2,279
Derivative liabilities	-	(974)	(206)	(1,180)
Total financial investments, net of derivative liabilities	14,502	55,191	2,900	72,593
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	242	2,026	2,268
Equity securities and portfolio holdings in unit trusts	109,418	2,105	735	112,258
Debt securities	32,475	105,100	681	138,256
Other investments (including derivative assets)	231	2,109	3,800	6,140
Derivative liabilities	(158)	(1,862)	(206)	(2,226)
Total financial investments, net of derivative liabilities	141,966	107,694	7,036	256,696
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,342)	-	(17,342)
Borrowings attributable to the with-profits funds held at fair value	-	(22)	-	(22)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,696)	(357)	(1,341)	(5,394)
Other financial liabilities held at fair value	-	(256)	(2,206)	(2,462)
Total financial instruments at fair value	138,270	89,717	3,489	231,476
Percentage of total	59%	39%	2%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	25,087	2,709	569	28,365
Debt securities	14,547	42,759	485	57,791
Other investments (including derivative assets)	169	1,191	2,949	4,309
Derivative liabilities	(32)	(517)	-	(549)
Total financial investments, net of derivative liabilities	39,771	46,142	4,003	89,916
Percentage of total	44%	52%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	90,645	191	36	90,872
Debt securities	3,573	6,048	1	9,622
Other investments (including derivative assets)	6	30	-	36
Derivative liabilities	(1)	(3)	-	(4)
Total financial investments, net of derivative liabilities	94,223	6,266	37	100,526
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	841	100	44	985
Debt securities	13,428	51,880	184	65,492
Other investments (including derivative assets)	-	1,111	809	1,920
Derivative liabilities	-	(935)	(201)	(1,136)
Total financial investments, net of derivative liabilities	14,269	52,406	2,723	69,398
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	116,573	3,000	649	120,222
Debt securities	31,548	100,687	670	132,905
Other investments (including derivative assets)	175	2,332	3,758	6,265
Derivative liabilities	(33)	(1,455)	(201)	(1,689)
Total financial investments, net of derivative liabilities	148,263	104,814	6,763	259,840
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,736)	-	(17,736)
Borrowings attributable to the with-profits funds held at fair value	-	(18)	-	(18)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,703)	(248)	(1,327)	(5,278)
Other financial liabilities held at fair value	-	(263)	(2,051)	(2,314)
Total financial instruments at fair value	144,560	86,549	3,385	234,494
Percentage of total	61%	37%	2%	100%
* Loans in the table above are those classified as fair value through profit and loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 30 June 2014 in respect of Japan Life business included a net financial instruments balance of £917 million, primarily for equity securities and debt securities (30 June 2013: £1,140 million; 31 December 2013: £934 million). Of this amount, £888 million has been classified as level 1 and £29 million as level 2 (30 June 2013: £1,038 million level 1, £74 million level 2 and £28 million level 3; 31 December: £905 million level 1, £29 million level 2).

(c) Valuation approach for Level 2 fair valued financial instruments
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £99,922 million at 30 June 2014 (30 June 2013: £105,100 million; 31 December 2013: £100,687 million), £8,813 million are valued internally (30 June 2013: £8,645 million; 31 December 2013: £8,556 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)   Fair value measurements for level 3 fair valued financial instruments
Reconciliation of movements in level 3 financial instruments measured at fair value
The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2014 to that presented at 30 June 2014.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

	£m
2014	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of Level 3	At 30 Jun 2014
Loans	1,887	64	(60)	-	-	(46)	19	-	-	1,864
Equity securities and portfolio holdings in unit trusts	649	17	(2)	12	(9)	-	-	2	-	669
Debt securities	670	1	(1)	16	(123)	-	-	12	(7)	568
Other investments (including derivative assets)	3,758	158	(61)	209	(253)	-	-	-	(1)	3,810
Derivative liabilities	(201)	(9)	-	-	-	-	-	-	-	(210)
Total financial investments, net of derivative liabilities	6,763	231	(124)	237	(385)	(46)	19	14	(8)	6,701
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	11	1	(2)	2	116	(27)	-	-	(1,226)
Other financial liabilities	(2,051)	(71)	65	-	-	71	(33)	-	-	(2,019)
Total financial instruments at fair value	3,385	171	(58)	235	(383)	141	(41)	14	(8)	3,456

2013	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Reclassi- fication of Japan Life as held for sale	Transfers into level 3	Transfers out of Level 3	At 30 Jun 2013
Loans	1,842	67	36	-	-	(37)	118	-	-	-	2,026
Equity securities and portfolio holdings in unit trusts	568	52	4	13	(11)	-	25	-	87	(3)	735
Debt securities	729	27	9	20	(77)	-	-	(26)	29	(30)	681
Other investments (including derivative assets)	3,335	373	137	177	(272)	-	-	-	50	-	3,800
Derivative liabilities	(195)	(14)	-	-	2	-	-	-	-	1	(206)
Total financial investments, net of derivative liabilities	6,279	505	186	210	(358)	(37)	143	(26)	166	(32)	7,036
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(80)	(2)	26	-	-	(61)	-	-	-	(1,341)
Other financial liabilities	(2,021)	(54)	(146)	-	-	50	(35)	-	-	-	(2,206)
Total financial instruments at fair value	3,034	371	38	236	(358)	13	47	(26)	166	(32)	3,489

2013	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Reclassi- fication of Japan Life as held for sale	Transfers into level 3	Transfers out of Level 3	At 31 Dec 2013
Loans	1,842	4	(37)	-	-	(66)	144	-	-	-	1,887
Equity securities and portfolio holdings in unit trusts	568	50	(3)	26	(73)	-	-	-	84	(3)	649
Debt securities	729	60	(4)	16	(146)	(1)	-	(28)	92	(48)	670
Other investments (including derivative assets)	3,335	426	(1)	80	(215)	-	81	-	52	-	3,758
Derivative liabilities	(195)	(6)	-	-	-	-	-	-	-	-	(201)
Total financial investments, net of derivative liabilities	6,279	534	(45)	122	(434)	(67)	225	(28)	228	(51)	6,763
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(57)	(1)	-	2	94	(141)	-	-	-	(1,327)
Other financial liabilities	(2,021)	3	41	-	-	144	(218)	-	-	-	(2,051)
Total financial instruments at fair value	3,034	480	(5)	122	(432)	171	(134)	(28)	228	(51)	3,385

Of the total net gains and losses in the income statement of £171 million (30 June 2013: £371 million; 31 December 2013: £480 million), £163 million (30 June 2013: £333 million; 31 December 2013: £415 million) relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec

Equity securities	14	50	46
Debt securities	1	10	30
Other investments	153	355	397
Derivative liabilities	(9)	(14)	(8)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	11	(80)	(57)
Other financial liabilities	(7)	12	7
Total	163	333	415

Valuation approach for Level 3 fair valued financial instruments

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.

At 30 June 2014 the Group held £3,456 million (30 June 2013: £3,489 million; 31 December 2013: £3,385 million), 1 per cent of the total fair valued financial assets net of fair valued financial liabilities (30 June 2013: 2 per cent; 31 December 2013: 2 per cent), within level 3.

Included within these amounts were loans of £1,864 million at 30 June2014 (30 June 2013: £2,026 million; 31 December 2013: £1,887 million), attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,019 million at 30 June 2014 (30 June 2013: £2,206 million; 31 December 2013: £2,051 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(155) million (30 June 2013: £(180) million; 31 December 2013: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £3,611 million (30 June 2013: £3,669 million; 31 December 2013: £3,549 million). Of this amount, a net liability of £(228) million (30 June 2013: net liability of £(272) million; 31 December 2013:net liability of £(304) million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (30 June 2013: 0.1 per cent; 31 December 2013: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)     Debt securities of £80 million (30 June 2013: £80 million; 31 December 2013: £118 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices          adjusted to reflect the specific known conditions relating to these securities (e.g. distressed securities or securities which were being restructured).

(b)     Private equity and venture investments of £897 million (30 June 2013: £955 million; 31 December 2013: £878 million) which were valued internally based on management information available for these investments.           These investments were principally held by consolidated investment funds which are managed on behalf of third parties.

(c)     Liabilities of £(1,206) million (30 June 2013: £(1,311) million; 31 December 2013: £(1,301) million) for the net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-          recourse to the Group. These liabilities are valued by reference to the underlying assets.

(d) Other sundry individual financial investments of £1 million (30 June 2013: £4 million; 31 December 2013: £1 million).

Of the internally valued net liability referred to above of £(228) million (30 June 2013: £(272) million; 31 December 2013: £(304) million):

(e)     A net liability of £(267) million (30 June 2013: net liability of £(313) million; 31 December 2013: net liability of £(380) million) was held by the Group's participating funds and therefore shareholders' profit and equity are          not impacted by movements in the valuation of these financial instruments.

(g)     A net asset of £39 million (30 June 2013: £41 million; 31 December 2013: £76 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked          shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £4 million (30 June 2013: £4 million; 31 December 2013: £8 million), which would reduce          shareholders' equity by this amount before tax. Of this amount, a decrease of £3 million (30 June 2013: an increase of less than £1 million; 31 December 2013: a decrease of £6 million) would pass through the income          statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (30 June 2013: a £4 million decrease; 31 December 2013: a decrease of £2 million)          would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

(e) Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During half year 2014, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £44 million and transfers from level 2 to level 1 of £204 million. These transfers which relate to debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in half year 2014 were £14 million and £8 million, respectively. These transfers were primarily between levels 3 and 2 for debt securities.

(f) Valuation processes applied by the Group
The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3 Debt securities
This note provides analysis of the Group's debt securities, including asset- backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2014 provided in the notes below.

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Insurance operations:
Asia note (a)	19,958	20,081	18,554
US note (b)	30,586	33,368	30,292
UK note (c)	81,680	82,854	82,014
Asset management operationsnote (d)	1,953	1,953	2,045
Total	134,177	138,256	132,905

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

(a) Asia insurance operations

	2014 £m				2013 £m
	With-profits business	Unit-linked assets	Other business	30 Jun Total	30 Jun Total	31 Dec Total
S&P - AAA	640	10	84	734	720	724
S&P - AA+ to AA-	2,805	344	1,893	5,042	5,001	4,733
S&P - A+ to A-	1,772	252	1,234	3,258	3,647	2,896
S&P - BBB+ to BBB-	1,302	559	929	2,790	2,244	2,717
S&P - Other	378	219	866	1,463	1,956	1,433
	6,897	1,384	5,006	13,287	13,568	12,503
Moody's - Aaa	1,713	235	442	2,390	1,474	1,728
Moody's - Aa1 to Aa3	56	31	17	104	174	176
Moody's - A1 to A3	73	21	53	147	176	177
Moody's - Baa1 to Baa3	127	246	104	477	633	572
Moody's - Other	30	13	31	74	118	76
	1,999	546	647	3,192	2,575	2,729
Fitch	281	115	188	584	458	728
Other	1,484	398	1,013	2,895	3,480	2,594
Total debt securities	10,661	2,443	6,854	19,958	20,081	18,554

In addition to the debt securities shown above, the assets held for sale on the condensed consolidated statement of financial position at 30 June 2014 in respect of Japan Life business included a debt securities balance of £380 million (30 June 2013: £452 million; 31 December 2013: £387 million). Of this amount, £351 million (30 June 2013: £420 million; 31 December 2013: £356 million) were rated as AA+ to AA- and £29 million (30 June 2013: £32million; 31 December 2013: £29 million) were rated A+ to A-.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody's or Fitch.

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Government bonds*	402	387	387
Corporate bonds*	532	542	491
Other	79	185	81
	1,013	1,114	959
* Rated as investment grade by local external ratings agencies.

(b) US insurance operations
  (i)      Overview

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec

Corporate and government security and commercial loans:
Government	3,385	4,017	3,330
Publicly traded and SEC Rule 144A securities*	19,530	20,376	18,875
Non-SEC Rule 144A securities	3,335	3,584	3,395
Total	26,250	27,977	25,600
Residential mortgage-backed securities (RMBS)	1,584	2,175	1,760
Commercial mortgage-backed securities (CMBS)	2,224	2,591	2,339
Other debt securities	528	625	593
Total US debt securities†	30,586	33,368	30,292

*     A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient        institutional resale market for unregistered securities.

† Debt securities for US operations included in the statement of financial position comprise:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Available-for-sale	30,511	33,213	30,205
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	75	155	87
	30,586	33,368	30,292

(ii) Valuation basis, presentation of gains and losses and securities in an unrealised loss position
 Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2014, 0.1 per cent of Jackson's debt securities were classified as level 3 (30 June 2013: 0.1 per cent; 31 December 2013: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as 'available-for-sale'. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses
There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £781 million to a net unrealised gain of £1,756 million as analysed in the table below. This increase reflects the effects of lower long-term interest rates.

	30 Jun 2014 £m	Changes in unrealised appreciation	Foreign exchange translation**	31 Dec 2013 £m
		Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	5,566			10,825
Unrealised (loss) gain	(299)	536	14	(849)
Fair value (as included in statement of financial position)	5,267			9,976
Assets fair valued at or above book value
Book value*	23,189			18,599
Unrealised gain (loss)	2,055	487	(62)	1,630
Fair value (as included in statement of financial position)	25,244			20,229
Total
Book value*	28,755			29,424
Net unrealised gain (loss)	1,756	1,023	(48)	781
Fair value (as included in statement of financial position)	30,511			30,205
* Book value represents cost/amortised cost of the debt securities.
** Translated at the average rate of US$1.6693: £1.00

Debt securities classified as available-for-sale in an unrealised loss position
(a) Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2014 £m		30 Jun 2013 £m		31 Dec 2013 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	4,069	(126)	7,510	(317)	7,624	(310)
Between 80% and 90%	1,176	(162)	2,214	(369)	1,780	(331)
Below 80%	22	(11)	124	(61)	572	(208)
Total	5,267	(299)	9,848	(747)	9,976	(849)

(b) Unrealised losses by maturity of security

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
1 year to 5 years	(2)	(6)	(5)
5 years to 10 years	(48)	(215)	(224)
More than 10 years	(216)	(440)	(558)
Mortgage-backed and other debt securities	(33)	(86)	(62)
Total	(299)	(747)	(849)

(c) Age analysis of unrealised losses for the periods indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2014 £m			30 Jun 2013 £m			31 Dec 2013 £m

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(1)	(2)	(3)	(16)	(326)	(342)	(2)	(52)	(54)
6 months to 1 year	(1)	(1)	(2)	(1)	(345)	(346)	(12)	(329)	(341)
1 year to 2 years	(2)	(271)	(273)	(3)	-	(3)	(2)	(423)	(425)
2 years to 3 years	-	-	-	(2)	-	(2)	(1)	-	(1)
More than 3 years	(10)	(11)	(21)	(23)	(31)	(54)	(13)	(15)	(28)
Total	(14)	(285)	(299)	(45)	(702)	(747)	(30)	(819)	(849)

(d) Securities whose fair values were below 80 per cent of the book value
£11 million of the £299 million of gross unrealised losses as shown in the table (a) above at 30 June 2014 (30 June 2013: £61 million of the £747 million of gross unrealised losses; 31 December 2013: £208 million of the £849 million of gross unrealised losses) related to securities whose fair values were below 80 per cent of the book value. The analysis of the £11 million (30 June 2013: £61 million; 31 December 2013: £208 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2014 £m		30 Jun 2013 £m		31 Dec 2013 £m
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Residential mortgage-backed securities
Prime (including agency)	-	-	5	(2)	-	-
Sub-prime	3	(1)	7	(2)	4	(1)
	3	(1)	12	(4)	4	(1)
Commercial mortgage-backed securities	8	(3)	13	(21)	16	(6)
Other asset-backed securities	9	(6)	24	(13)	9	(6)
Total structured securities	20	(10)	49	(38)	29	(13)
Government bonds	-	-	-	-	521	(188)
Corporates	2	(1)	75	(23)	22	(7)
Total	22	(11)	124	(61)	572	(208)

The following table shows the age analysis as at 30 June 2014, of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2014 £m		30 Jun 2013 £m		31 Dec 2013 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	-	-	79	(25)	93	(24)
3 months to 6 months	-	-	2	(1)	418	(159)
More than 6 months	22	(11)	43	(35)	61	(25)
	22	(11)	124	(61)	572	(208)

(iii) Ratings
The following table summarises the ratings of securities detailed above by using S&P, Moody's, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
S&P - AAA	131	148	132
S&P - AA+ to AA-	5,352	6,162	5,252
S&P - A+ to A-	7,776	8,308	7,728
S&P - BBB+ to BBB-	10,065	10,195	9,762
S&P - Other	1,027	1,223	941
	24,351	26,036	23,815
Moody's - Aaa	175	62	65
Moody's - Aa1 to Aa3	6	25	13
Moody's - A1 to A3	86	65	65
Moody's - Baa1 to Baa3	85	36	70
Moody's - Other	10	4	10
	362	192	223
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,558	2,873	2,774
NAIC 2	116	252	179
NAIC 3-6	75	268	87
	2,749	3,393	3,040
Fitch	161	72	159
Other **	2,963	3,675	3,055
Total debt securities	30,586	33,368	30,292

*    The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or           near default are designated Class 6.

** The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
NAIC 1	1,140	1,506	1,165
NAIC 2	1,756	2,098	1,836
NAIC 3-6	67	71	54
	2,963	3,675	3,055

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c) UK insurance operations

			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	30 Jun 2014 Total	30 Jun 2013 Total	31 Dec 2013 Total
	£m	£m	£m	£m	£m	£m	£m	£m
S&P - AAA	244	3,971	777	3,288	350	8,630	8,725	8,837
S&P - AA+ to AA-	548	5,473	1,151	3,365	415	10,952	9,760	10,690
S&P - A+ to A-	715	10,349	1,886	7,053	877	20,880	21,535	20,891
S&P - BBB+ to BBB-	591	8,733	1,804	3,834	690	15,652	17,452	17,125
S&P - Other	164	2,191	57	284	48	2,744	3,600	3,255
	2,262	30,717	5,675	17,824	2,380	58,858	61,072	60,798
Moody's - Aaa	74	1,434	225	366	46	2,145	2,338	2,333
Moody's - Aa1 to Aa3	111	2,509	1,088	2,800	537	7,045	6,359	6,420
Moody's - A1 to A3	49	1,004	74	1,116	157	2,400	2,068	2,077
Moody's - Baa1 to Baa3	37	844	109	400	53	1,443	1,318	1,214
Moody's - Other	6	160	-	7	-	173	280	140
	277	5,951	1,496	4,689	793	13,206	12,363	12,184
Fitch	11	466	84	164	19	744	605	611
Other	268	5,493	161	2,729	221	8,872	8,814	8,421
Total debt securities	2,818	42,627	7,416	25,406	3,413	81,680	82,854	82,014

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £8,872 million total debt securities held at 30 June 2014 (30 June 2013: £8,814 million; 31 December 2013: £8,421 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Internal ratings or unrated:
AAA to A-	4,082	3,438	3,691
BBB to B-	3,403	3,778	3,456
Below B- or unrated	1,387	1,598	1,274
Total	8,872	8,814	8,421

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £2,950 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £696 million were internally rated AA+ to AA-, £1,131 million A+ to A-, £926 million BBB+ to BBB-, £55 million BB+ to BB- and £142 million were internally rated B+ and below or unrated.

(d) Asset management operations
The debt securities are all held by M&G including Prudential Capital.

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
M&G
AAA to A- by Standard & Poor's or Aaa to A3 rated by Moody's	1,604	1,597	1,690
Other	349	356	355
Total M&G (including Prudential Capital)	1,953	1,953	2,045

(e) Asset-backed securities
The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2014 is as follows:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Shareholder-backed operations:
Asia insurance operations note (i)	108	144	139
US insurance operations note (ii)	4,336	5,391	4,692
UK insurance operations (2014: 37% AAA, 25% AA)note (iii)	1,765	1,623	1,727
Other operations note (iv)	873	584	667
	7,082	7,742	7,225
With-profits operations:
Asia insurance operations note (i)	225	319	200
UK insurance operations (2014: 59% AAA, 14% AA)note (iii)	5,352	5,815	5,765
	5,577	6,134	5,965
Total	12,659	13,876	13,190

Notes
(i) Asia insurance operations
         The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £225 million, 98 per cent (30 June 2013: 91 per cent; 31 December 2013: 94 per cent) are investment graded.
(ii) US insurance operations
 US insurance operations' exposure to asset-backed securities at 30 June 2014 comprises:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
RMBS
Sub-prime (2014: 9% AAA, 11% AA, 7% A)	232	283	255
Alt-A (2014: 1% AA, 4% A)	244	325	270
Prime including agency (2014: 75% AA, 2% A)	1,108	1,567	1,235
CMBS (2014: 49% AAA, 20% AA, 22% A)	2,224	2,591	2,339
CDO funds (2014: 29% AA, 1% A), including £nil exposure to sub-prime	38	49	46
Other ABS (2014: 30% AAA, 18% AA, 43% A), including £65 million exposure to sub-prime	490	576	547
Total	4,336	5,391	4,692

(iii) UK insurance operations
            The holdings of the UK shareholder-backed operations include £626 million (30 June 2013: £534 million; 31 December 2013: £632 million) relating to asset-backed securities held in the unit-linked funds. The remaining             amount relates to investments held by PRIL with a primary exposure to the UK market.
           Of the holdings of the with-profits operations, £1,266 million (30 June 2013: £1,615 million; 31 December 2013: £1,490 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv) Asset management operations

         Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £873 million, 86 per cent (30 June 2013: 80 per cent; 31 December 2013: 85 per cent) are graded           AAA.

(f) Group sovereign debt and bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2014:

Exposure to sovereign debts

	30 Jun 2014 £m		30 Jun 2013 £m		31 Dec 2013 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	58	58	51	58	53	53
Spain	1	16	1	18	1	14
France	18	-	19	-	19	-
Germany*	356	380	427	427	413	389
Other Europe (principally Belgium and Isle of Man)	49	43	46	40	45	45
Total Continental Europe	482	497	544	543	531	501
United Kingdom	3,474	2,309	3,533	2,495	3,516	2,432
Total Europe	3,956	2,806	4,077	3,038	4,047	2,933
United States**	3,125	4,805	3,598	3,117	3,045	4,026
Other, predominantly Asia	3,289	1,679	3,223	1,475	3,084	1,508
Total	10,370	9,290	10,898	7,630	10,176	8,467
* Including bonds guaranteed by the federal government.
** The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations.

Exposure to bank debt securities

				Bank debt securities £m

	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	Total 30 Jun 2014	Total 30 Jun 2013	Total 31 Dec 2013
Portugal	-	44	44	-	-	-	44	42	45
Ireland	-	16	16	-	-	-	16	18	17
Italy	-	31	31	-	-	-	31	41	30
Spain	116	12	128	-	23	23	151	137	135
Austria	-	-	-	-	12	12	12	12	12
France	17	104	121	18	74	92	213	178	175
Germany	-	-	-	-	63	63	63	22	66
Netherlands	-	15	15	75	46	121	136	162	152
Total Continental Europe	133	222	355	93	218	311	666	612	632
United Kingdom	435	202	637	54	644	698	1,335	1,396	1,369
Total Europe	568	424	992	147	862	1,009	2,001	2,008	2,001
United States	-	1,794	1,794	32	453	485	2,279	2,234	2,163
Other, predominantly Asia	17	337	354	80	290	370	724	760	698
Total	585	2,555	3,140	259	1,605	1,864	5,004	5,002	4,862

With-profits funds
Portugal	-	-	-	-	-	-	-	6	6
Ireland	6	-	6	-	-	-	6	6	10
Italy	16	58	74	-	-	-	74	82	82
Spain	165	37	202	-	-	-	202	172	149
France	12	162	174	-	59	59	233	156	237
Germany	-	29	29	-	-	-	29	12	24
Netherlands	-	223	223	-	-	-	223	164	215
Total Continental Europe	199	509	708	-	59	59	767	598	723
United Kingdom	564	436	1,000	36	520	556	1,556	1,805	1,695
Total Europe	763	945	1,708	36	579	615	2,323	2,403	2,418
United States	-	1,619	1,619	83	120	203	1,822	2,001	2,214
Other, predominantly Asia	98	837	935	206	146	352	1,287	700	1,102
Total	861	3,401	4,262	325	845	1,170	5,432	5,104	5,734

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group's joint venture operations.

C3.4 Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

- certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
- certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Insurance operations:
Asianote (a)	916	1,004	922
USnote (b)	6,130	6,691	6,375
UKnote (c)	4,389	4,313	4,173
Asset management operationsnote (d)	1,022	1,222	1,096
Total	12,457	13,230	12,566

(a)    Asia insurance operations
The loans of the Group's Asia insurance operations comprise:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Mortgage loans‡	65	54	57
Policy loans‡	615	640	611
Other loans‡‡	236	310	254
Total Asia insurance operations loans	916	1,004	922
‡ The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡ The majority of the other loans are commercial loans held by the Malaysia operation and which are all rated as investment grade by two local rating agencies.

(b) US insurance operations
The loans of the Group's US insurance operations comprise:
	30 Jun 2014 £m			30 Jun 2013 £m			31 Dec 2013 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	3,490	3,490	-	3,905	3,905	-	3,671	3,671
Policy loans††	1,864	776	2,640	2,026	760	2,786	1,887	817	2,704
Total US insurance operations loans	1,864	4,266	6,130	2,026	4,665	6,691	1,887	4,488	6,375

†        All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as       follows:

	2014%	2013%
	30 Jun	30 Jun	31 Dec
Industrial	29	28	28
Multi-family residential	29	28	30
Office	11	18	13
Retail	20	17	19
Hotels	9	9	9
Other	2	-	1
	100	100	100

††       The policy loans are fully secured by individual life insurance policies or annuity policies. Included within the policy loans of REALIC are those accounted for at fair value through profit and loss to back liabilities for funds              withheld under reinsurance. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.5 million (30 June 2013: £6.6 million; 31 December 2013: £6.5 million). The portfolio has a current estimated average loan to value of 60 per cent (30 June 2013: 62 per cent; 31 December 2013: 61 per cent).

At 30 June 2014, Jackson had mortgage loans with a carrying value of £34 million (30 June 2013: £49 million; 31 December 2013: £47 million) where the contractual terms of the agreements had been restructured.

(c) UK insurance operations
The loans of the Group's UK insurance operations comprise:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
SAIF and PAC WPSF
Mortgage loans†	1,391	1,379	1,183
Policy loans	12	13	12
Other loans‡	1,503	1,588	1,629
Total SAIF and PAC WPSF loans	2,906	2,980	2,824
Shareholder-backed operations
Mortgage loans†	1,478	1,328	1,345
Other loans	5	5	4
Total loans of shareholder-backed operations	1,483	1,333	1,349
Total UK insurance operations loans	4,389	4,313	4,173

†     The mortgage loans are collateralised by properties. By carrying value, 78 per cent of the £1,478 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to        property value of 30 per cent.

‡ Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d) Asset management operations
The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Loans and receivables internal ratings:
AAA	104	112	108
AA+ to AA-	-	-	28
A+ to A-	120	-	-
BBB+ to BBB-	488	667	516
BB+ to BB-	49	419	174
B+ to B-	250	24	250
Other	11	-	20
Total M&G (including Prudential Capital) loans	1,022	1,222	1,096

C4 Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1     Movement of liabilities

C4.1(a) Group overview
(i)         Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
Half year 2014 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2014	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group's share of policyholder liabilities of joint ventures‡	3,159	-	-	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch*	1,690	-	(1,690)	-

Net flows:
Premiums	3,195	8,435	3,969	15,599
Surrenders	(1,133)	(2,787)	(2,240)	(6,160)
Maturities/Deaths	(548)	(671)	(3,547)	(4,766)
Net flows	1,514	4,977	(1,818)	4,673
Shareholders' transfers post tax	(14)	-	(106)	(120)
Investment-related items and other movements	2,073	3,181	5,907	11,161
Foreign exchange translation differences	(837)	(3,560)	(231)	(4,628)
As at 30 June 2014	39,572	112,009	148,678	300,259
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	34,076	112,009	137,619	283,704
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	1,985	-	11,059	13,044
- Group's share of policyholder liabilities of joint ventures‡	3,511	-	-	3,511

Half year 2013 movements
At 1 January 2013	34,664	92,261	144,438	271,363
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,501	92,261	133,912	257,674
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	10,526	10,589
- Group's share of policyholder liabilities of joint ventures‡	3,100	-	-	3,100

Net flows:
Premiums	3,266	8,208	3,880	15,354
Surrenders	(1,652)	(2,420)	(2,315)	(6,387)
Maturities/Deaths	(430)	(620)	(3,883)	(4,933)
Net flows	1,184	5,168	(2,318)	4,034
Shareholders' transfers post tax	(18)	-	(102)	(120)
Investment-related items and other movements	5	2,038	2,411	4,454
Foreign exchange translation differences	1,292	6,748	211	8,251
Reclassification of Japan Life business as held for sale**	(970)	-	-	(970)
Acquisition of Thanachart Life	487	-	-	487
At 30 June 2013	35,674	106,215	144,640	286,529
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	33,223	106,215	133,290	272,728
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	84	-	11,350	11,434
- Group's share of policyholder liabilities of joint ventures‡	3,337	-	-	3,337
Average policyholder liability balances†
Half year 2014	36,328	109,710	136,126	282,164
Half year 2013	35,993	99,238	133,601	268,832

*  Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the     PAC with-profits sub-fund of the UK insurance operations.

   On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this    date  the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

** Liabilities of £970 million in respect of the Japan Life operation were removed from policyholder liabilities following its reclassification as held for sale at 30 June 2013. Outflows of £45 million on Actual Exchange Rate (AER) (£39      million on a Constant Exchange Rate (CER)) in respect of Japan have been included in net flows up to that date, and hence included in the table above. Excluding the Japan Life operation the average shareholder-backed      policyholder liabilities for half year 2013 was £21,473 million. No amounts are shown within the 2014 analysis above in respect of Japan.

† Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.

‡  The Group's investment in joint ventures are accounted for on the equity method in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relate to the joint venture life     business in China, India and of the Takaful business in Malaysia.

§  The policyholder liabilities of the Asia insurance operations of £34,076 million as shown in the table above is after deducting the intragroup reinsurance liabilities ceded by the UK insurance operations of £1,296 million to the Hong     Kong with-profits business. Including this amount total Asia policyholder liabilities is £35,372 million.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above are after any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii) Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2014 £m
Shareholder-backed business	Asia	US	UK	Total
				note (c)
At 1 January 2014	21,931	107,411	50,779	180,121
Net flows:
Premiums	2,195	8,435	2,094	12,724
Surrenders	(1,028)	(2,787)	(1,033)	(4,848)
Maturities/Deaths	(276)	(671)	(1,201)	(2,148)
Net flowsnote (a)	891	4,977	(140)	5,728
Investment-related items and other movements	1,030	3,181	2,048	6,259
Foreign exchange translation differences	(433)	(3,560)	-	(3,993)
At 30 June 2014	23,419	112,009	52,687	188,115

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	19,908	112,009	52,687	184,604
- Group's share of policyholder liabilities relating to joint ventures	3,511	-	-	3,511

	Half year 2013 £m
Shareholder-backed business	Asia	US	UK	Total
At 1 January 2013	21,213	92,261	49,505	162,979
Net flows:
Premiums	2,379	8,208	2,090	12,677
Surrenders	(1,194)	(2,420)	(1,252)	(4,866)
Maturities/Deaths	(146)	(620)	(1,174)	(1,940)
Net flowsnote (a)	1,039	5,168	(336)	5,871
Investment-related items and other movements	549	2,038	901	3,488
Acquisition of subsidiaries	487	-	-	487
Reclassification of Japan Life business as held for salenote (b)	(970)	-	-	(970)
Foreign exchange translation differences	585	6,748	-	7,333
At 30 June 2013	22,903	106,215	50,070	179,188

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	19,566	106,215	50,070	175,851
- Group's share of policyholder liabilities relating to joint ventures	3,337	-	-	3,337

Notes
(a) Including net flows of the Group's insurance joint ventures.

(b)    The £970 million liabilities of the Japan Life operation were removed from policyholder liabilities following its reclassification as held for sale at 30 June 2013, an outflow of £45 million on Actual Exchange Rate (AER) (£39 million          on a Constant Exchange Rate (CER)) in respect of Japan were included in net flows up to that date, and hence included in the table above. Excluding the Japan Life operation the average shareholder-backed policyholder                    liabilities for half year 2013 was £21,473 million. No amounts are shown within the 2014 analysis above in respect of Japan.

(c)    Policyholder liabilities relating to shareholder-backed business grew by £8 billion from £180.1 billion at 31 December 2013 to £188.1 billion at 30 June 2014 demonstrating the on-going growth of our business. The increase          reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £5.7 billion in the first half of 2014 (half year 2013: £5.9 billion), driven by strong inflows in the US £5.0 billion          and Asia £0.9 billion.

C4.1(b) Asia insurance operations

(i) Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the movement in policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total
Half year 2014 movements	£m	£m	£m	£m
At 1 January 2014	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group's share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (b)	1,690	-	-	1,690

Premiums:
New business	138	547	456	1,141
In-force	862	668	524	2,054
	1,000	1,215	980	3,195
Surrendersnote (e)	(105)	(914)	(114)	(1,133)
Maturities/Deaths	(272)	(29)	(247)	(548)
Net flows note (d)	623	272	619	1,514
Shareholders' transfers post tax	(14)	-	-	(14)
Investment-related items and other movements note (f)	1,043	798	232	2,073
Foreign exchange translation differences note (a)	(404)	(193)	(240)	(837)
At 30 June 2014	16,153	14,642	8,777	39,572
Comprising:
- Policyholder liabilities on the consolidated statement of financial positionnote (c)	14,168	12,638	7,270	34,076
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	1,985	-	-	1,985
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,004	1,507	3,511

Half year 2013 movements
At 1 January 2013	13,451	14,028	7,185	34,664
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,388	11,969	6,144	31,501
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	-	63
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,059	1,041	3,100

Premiums:
New business	144	883	334	1,361
In-force	743	664	498	1,905
	887	1,547	832	3,266
Surrendersnote (e)	(458)	(1,043)	(151)	(1,652)
Maturities/Deaths	(284)	(22)	(124)	(430)
Net flows note (d)	145	482	557	1,184
Shareholders' transfers post tax	(18)	-	-	(18)
Investment-related items and other movements note (f)	(544)	341	208	5
Reclassification of Japan Life business as held for sale*	-	(377)	(593)	(970)
Acquisition of Thanachart lifenote (g)	-	-	487	487
Foreign exchange translation differences	707	370	215	1,292
At 30 June 2013	13,741	14,844	8,059	36,644
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,657	12,783	6,783	33,223
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	84	-	-	84
- Group's share of policyholder liabilities relating to joint ventures‡	-	2,061	1,276	3,337
Average policyholder liability balances†
Half year 2014	13,653	14,204	8,472	36,328
Half year 2013	13,522	14,625	7,846	35,993

*   The £970 million liabilities of the Japan Life operation were removed from policyholder liabilities following its reclassification as held for sale at 30 June 2013, an outflow of £45 million on Actual Exchange Rate (AER) (£39 million      on a Constant Exchange Rate (CER)) in respect of Japan were included in net flows up to that date, and hence included in the table above. Excluding the Japan Life operation the average shareholder-backed      policyholder  liabilities for half year 2013 was £21,473 million. No amounts are shown within the 2014 analysis above in respect of Japan.

† Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.

‡   The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the         Takaful business in Malaysia.

Notes

(a)    Movements in the period have been translated at the average exchange rates for the period ended 30 June 2014. The closing balance has been translated at the closing spot rates as at 30 June 2014. Differences upon          retranslation are included in foreign exchange translation differences.

(b)    Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of          the PAC with-profits sub-fund of the UK insurance operations.

         On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date         the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(c)    The policyholder liabilities of the Asia insurance operations of £34,076 million as shown in the table above is after deducting the intragroup reinsurance liabilities ceded by the UK insurance operations of £1,296 million to the          Hong Kong with-profits business. Including this amount total Asia policyholder liabilities is £35,372 million.

(d)    Net flows increased 42 per cent on a constant exchange rate (actual exchange rate 28 per cent) from £1,069 million in half year 2013 to £1,514 million in half year 2014 predominantly reflecting higher premium income as the in-         force book continues to grow together with improved surrender rates in the with-profits business (point e below). This has been offset by a higher level of maturities in our shareholder-backed business, which moved from          £146 million in the first half of 2013 to £276 million in the first half of 2014, as products reach maturity dates in some markets. For definitions of constant exchange rate and actual exchange rate refer to note A1.

(e)    The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 4.7 per cent in the first half of 2014, lower than the 5.6 per cent recorded in the first half of 2013. For with-profits          business, surrenders, maturities and deaths have decreased from £742 million in half year 2013 to £377 million in half year 2014. The decrease was primarily as a result of an increased number of with-profits policies reaching          their five year anniversary in the first half of 2013, the point at which some product features triggered, which was not repeated in 2014. The higher levels of maturities for shareholder-backed business, which increased from £146          million in the first half of 2013 to £276 million in the first half of 2014, reflects a greater number of contracts reaching maturity dates in some markets.

(f)     Investment-related items and other movements in the first half of 2014 primarily represents gains from equity markets in the unit-linked and other business portfolios in conjunction with unrealised profits on bonds within the         with-profits funds following the fall in long-term bond yields.

(g) The acquisition of Thanachart life reflects the liabilities acquired at the date of acquisition.

C4.1(c) US insurance operations

(i) Analysis of movements in policyholder liabilities
A reconciliation of the movement in policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
Half year 2014 movements	£m	£m	£m
At 1 January 2014	65,681	41,730	107,411
Premiums	6,591	1,844	8,435
Surrenders	(1,720)	(1,067)	(2,787)
Maturities/Deaths	(276)	(395)	(671)
Net flows note (b)	4,595	382	4,977
Transfers from general to separate account	708	(708)	-
Investment-related items and other movements note (c)	2,718	463	3,181
Foreign exchange translation differences note (a)	(2,249)	(1,311)	(3,560)
At 30 June 2014	71,453	40,556	112,009

Half year 2013 movements
At 1 January 2013	49,298	42,963	92,261
Premiums	5,665	2,543	8,208
Surrenders	(1,352)	(1,068)	(2,420)
Maturities/Deaths	(259)	(361)	(620)
Net flows note (b)	4,054	1,114	5,168
Transfers from general to separate account	715	(715)	-
Investment-related items and other movements note (c)	2,323	(285)	2,038
Foreign exchange translation differences note (a)	3,664	3,084	6,748
At 30 June 2013	60,054	46,161	106,215
Average policyholder liability balances*
Half year 2014	68,567	41,143	109,710
Half year 2013	54,676	44,562	99,238
* Averages have been based on opening and closing balances, and adjusted for acquisitions, disposals and corporate transactions in the period.

Notes

(a)     Movements in the period have been translated at an average rate of $1.67/£1.00 (30 June 2013: $1.54/£1.00). The closing balance has been translated at closing rate of $1.71/£1.00 (30 June 2013: $1.52/£1.00). Differences upon           retranslation are included in foreign exchange translation differences.

(b)     Net flows in the first half of 2014 were £4,977 million compared with £5,168 million in the first half of 2013, with the decrease being driven by foreign exchange movements. On a constant exchange rate basis net flows increased           by 4 per cent from £4,781 million in the first half of 2013 to £4,977 million in 2014, principally as a result of increased variable annuity new business volumes. For definitions of constant exchange rate and actual exchange rate           refer to note A1.

(c)     Positive investment-related items and other movements in variable annuity separate account liabilities of £2,718 million for the first six months in 2014 represents positive separate account return mainly following the increase in           the US equity market in the period. Fixed annuity, GIC and other business investment and other movements of £463 million primarily reflect the interest credited to the policyholders in the period.

C4.1(d) UK insurance operations

(i) Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds
A reconciliation of the movement in policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the period to 30 June is as follows:

		Shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
Half year 2014 movements	£m	£m	£m	£m
At 1 January 2014	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (a)	(1,690)	-	-	(1,690)

Premiums	1,875	643	1,451	3,969
Surrenders	(1,207)	(1,010)	(23)	(2,240)
Maturities/Deaths	(2,346)	(314)	(887)	(3,547)
Net flows note (b)	(1,678)	(681)	541	(1,818)
Shareholders' transfers post tax	(106)	-	-	(106)
Switches	(95)	95	-	-
Investment-related items and other movements note (c)	3,954	624	1,329	5,907
Foreign exchange translation differences	(231)	-	-	(231)
At 30 June 2014	95,991	23,690	28,997	148,678
Comprising:
- Policyholder liabilities	84,932	23,690	28,997	137,619
- Unallocated surplus of with-profits funds	11,059	-	-	11,059

Half year 2013 movements
At 1 January 2013	94,933	22,197	27,308	144,438
Comprising:
- Policyholder liabilities	84,407	22,197	27,308	133,912
- Unallocated surplus of with-profits funds	10,526	-	-	10,526
Premiums	1,790	1,428	662	3,880
Surrenders	(1,063)	(1,227)	(25)	(2,315)
Maturities/Deaths	(2,709)	(326)	(848)	(3,883)
Net flows note (b)	(1,982)	(125)	(211)	(2,318)
Shareholders' transfers post tax	(102)	-	-	(102)
Switches	(104)	104	-	-
Investment-related items and other movements note (c)	1,614	1,067	(270)	2,411
Foreign exchange translation differences	211	-	-	211
At 30 June 2013	94,570	23,243	26,827	144,640
Comprising:
- Policyholder liabilities	83,220	23,243	26,827	133,290
- Unallocated surplus of with-profits funds	11,350	-	-	11,350
Average policyholder liability balances*
Half year 2014	84,393	23,671	28,062	136,126
Half year 2013	83,814	22,720	27,067	133,601
* Averages have been based on opening and closing balances, and adjusted for acquisitions, disposals and corporate transactions in the period, and exclude unallocated surplus of with-profits funds.

Notes

(a)     Up until 31 December 2013, for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

         On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(b)     Net outflows have improved from £2,318 million in the first half of 2013 to £1,818 million in the same period in 2014 primarily as a result of an increased number of bulk annuity transactions in the period leading to an improvement of £752 million in the net flows for annuity and other long term business. The levels of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the year.

(c) Investment-related items and other movements of £5,907 million primarily reflect a fall in long-term bond yields and gains on investment properties in the first half of 2014.

C5 Intangible assets

C5.1 Intangible assets attributable to shareholders

(a) Goodwill attributable to shareholders

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Cost
At beginning of period	1,581	1,589	1,589
Exchange differences	(3)	5	(8)
At end of period	1,578	1,594	1,581
Aggregate impairment	(120)	(120)	(120)
Net book amount at end of period	1,458	1,474	1,461

Goodwill attributable to shareholders comprises:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
M&G	1,153	1,153	1,153
Other	305	321	308
	1,458	1,474	1,461

Other goodwill represents amounts arising from the purchase of entities by the Asia and the US operations. These goodwill amounts by acquired operations are not individually material.

The aggregate goodwill impairment of £120 million at 30 June 2014, 30 June 2013 and 31 December 2013 relates to the goodwill held in relation to the held for sale Japan Life business (see note D1), which was impaired in 2005.

(b) Deferred acquisition costs and other intangible assets attributable to shareholders
The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,612	4,851	4,684
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	91	97	96
	4,703	4,948	4,780
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	62	85	67
Distribution rights and other intangibles	1,179	505	448
	1,241	590	515
Total of deferred acquisition costs and other intangible assets	5,944	5,538	5,295

	2014 £m						2013 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles†	30 Jun Total	30 Jun Total	31 Dec Total
					note
Balance at beginning of period:	553	4,121	89	17	515	5,295	4,177	4,177
Reclassification of Japan Life as held for saleD1	-	-	-	-	-	-	(28)	(28)
Additions	93	374	-	2	745	1,214	757	1,230
Acquisition of subsidiaries	-	-	-	-	13	13	21	21
Amortisation to the income statement:
Operating profit	(55)	(239)	(6)	(2)	(20)	(322)	(311)	(643)
Non-operating profit	-	107	-	-	(4)	103	239	228
	(55)	(132)	(6)	(2)	(24)	(219)	(72)	(415)
Disposals	-	-	-	-	-	-	-	(1)
Exchange differences and other movements	(9)	(130)	-	-	(8)	(147)	264	(187)
Amortisation of DAC related to net unrealised valuation movements on Jackson's available-for-sale securities recognised within Other Comprehensive Income	-	(212)	-	-	-	(212)	419	498
Balance at end of period	582	4,021	83	17	1,241	5,944	5,538	5,295

†     PVIF and other intangibles includes amounts in relation to software rights with additions of £10 million, amortisation of £10 million and exchange losses of £1 million and a balance at 30 June 2014 of £55 million.

Note
In March 2014 Prudential announced that the Group has entered into a new agreement expanding the term and geographic scope of our strategic pan-Asian bancassurance partnership with Standard Chartered PLC. The additions of £745 million for PVIF and other intangibles in half year 2014 includes £731 million representing the amount committed to secure this exclusive 15 year new bancassurance partnership agreement, commencing from 1 July 2014, which is not dependent on sales volume delivered through the renewed arrangements. This amount comprises payments already made during the period of US$850 million (£503 million) and a provision of £228 million for two equal committed payments due on 1 April 2015 and 1 April 2016, totalling US$400 million.

The addition of £13 million for acquisition of subsidiaries for PVIF and other intangibles in half year 2014 is for the acquisition of Express Life of Ghana in April 2014. The addition of £21 million in 2013 is for the acquisition of Thanachart Life.

US insurance operations
Summary balances
The DAC amount in respect of US insurance operations comprises amounts in respect of:
	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Variable annuity business	3,930	3,917	3,716
Other business	747	953	868
Cumulative shadow DAC (for unrealised gains/losses booked in Other Comprehensive Income)*	(656)	(593)	(463)
Total DAC for US operations	4,021	4,277	4,121

*   Consequent upon the positive unrealised valuation movement at half year 2014 of £1,023 million (30 June 2013: negative unrealised valuation movement of £1,707 million; 31 December 2013: negative unrealised valuation movement       of £2,089 million), there is a debit of £212 million (30 June 2013: a credit of £419 million; 31 December 2013: a credit of £498 million) for altered 'shadow' DAC amortisation booked within other comprehensive income. These       adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the       unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2014, the cumulative shadow DAC balance as shown in the table above was negative £656 million (30 June 2013:       negative £593 million; 31 December 2013: negative £463 million).

Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies 'grandfathered' US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

As with fixed and index annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Mean reversion technique

For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of returns on separate account investments which, for Jackson, is 7.4 per cent (half year 2013: 8.4 per cent; full year 2013: 7.4 per cent) after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 7.4 per cent (half year 2013: 8.4 per cent; full year 2013: 7.4 per cent) annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent (half year 2013: 8.4 per cent; full year 2013: 7.4 per cent) assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

     i)       A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

     ii)      An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2014, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £10 million ( half year 2013: credit for decelerated amortisation of £20 million; full year 2013: credit for decelerated amortisation of £82 million). The first half of 2014 amount reflects the separate account performance of 6 per cent, which is higher than the assumed level for the year.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets in 2014 (outside the range of negative 41 per cent to positive 21 per cent) for the mean reversion assumption to move outside the corridor.

C6 Borrowings

C6.1 Core structural borrowings of shareholder-financed operations

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Holding company operations:
Perpetual subordinated capital securities (Innovative Tier 1)note (i)	2,067	2,327	2,133
Subordinated notes (Lower Tier 2)note (iv)	1,530	834	1,529
Subordinated debt total	3,597	3,161	3,662
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300	300
£250m 5.875% Bonds 2029	249	249	249
Holding company total	4,146	3,710	4,211
Prudential Capital bank loannote (iii)	275	275	275
Jackson US$250m 8.15% Surplus Notes 2027 (Lower Tier 2)	146	164	150
Total (per condensed consolidated statement of financial position)note (v)	4,567	4,149	4,636

Notes
(i) These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.

        Tier 1 subordinated debt is entirely US$ denominated. The Group has designated all US$3.55 billion (30 Jun 2013: US$3.55 billion; 31 December: US$ 3.55 billion) of its Tier 1 subordinated debt as a net investment hedge under         IAS 39 to hedge the currency risks related to the investment in Jackson.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

(iii)   The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017, currently drawn at a cost of 12 month £LIBOR plus 0.4 per cent and a £115 million loan also         maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.59 per cent.

(iv)  In December 2013, the Company issued core structural borrowings of £700 million Lower Tier 2 Subordinated notes primarily to UK institutional investors. The proceeds, net of costs, were £695 million.

(v)   The maturity profile, currency and interest rates applicable to the core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group's consolidated financial statements for the         year ended 31 December 2013.

C6.2 Other borrowings

(a) Operational borrowings attributable to shareholder-financed operationsnote (i)

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes	1,950	2,422	1,933
Non-recourse borrowings of US operations	17	20	18
Other borrowings note (ii)	276	88	201
Total	2,243	2,530	2,152

Notes

(i)      In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in April 2014 which will mature in October 2014. These Notes have been wholly subscribed by a Group subsidiary and          accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii) Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
           In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those            contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(b) Borrowings attributable to with-profits operations

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds	667	727	691
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100	100
Other borrowings (predominantly obligations under finance leases)	97	97	104
Total	864	924	895

C7 Tax assets and liabilities

C7.1 Deferred tax
The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2014 £m	2013 £m		2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
	Deferred tax assets			Deferred tax liabilities
Unrealised losses or gains on investments	116	261	315	(1,611)	(1,610)	(1,450)
Balances relating to investment and insurance contracts	5	10	8	(469)	(466)	(451)
Short-term timing differences	2,001	2,283	2,050	(1,748)	(2,019)	(1,861)
Capital allowances	9	16	10	(27)	(7)	(16)
Unused deferred tax losses	42	67	29	-	-	-
Total	2,173	2,637	2,412	(3,855)	(4,102)	(3,778)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2014 half year results and financial position at 30 June 2014 the possible tax benefit of approximately £123 million (30 June 2013: £164 million; 31 December: £127 million), which may arise from capital losses valued at approximately £0.6 billion (30 June 2013: £0.8 billion; 31 December 2013: £0.6 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £47 million (30 June 2013: £82 million; 31 December 2013: £61 million), which may arise from trading tax losses and other potential temporary differences totalling £0.3 billion (30 June 2013: £0.4 billion; 31 December 2013: £0.4 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £39 million will expire within the next seven years. Of the remaining losses £0.6 million will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term timing differences		Unused tax losses
	30 Jun 2014 £m	Expected period of recoverability	30 Jun 2014 £m	Expected period of recoverability
Asia	26	1 to 3 years	35	3 to 5 years
Jackson	1,706	With run-off of in-force book	-	-
UK long-term business	128	1 to 10 years	-	-
Other	141	1 to 10 years	7	1 to 3 years
Total	2,001		42

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

The reduction in the UK corporation tax rate to 21 per cent from 1 April 2014 and a further reduction to 20 per cent from 1 April 2015 was substantively enacted on 2 July 2013 and therefore was reflected in the deferred tax balances as at 31 December 2013 and as at 30 June 2014.

C8 Defined benefit pension schemes

(a) Summary and background information
The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2014 £m			2013 £m
	PSPS	Other schemes	30 Jun Total	30 Jun Total	31 Dec Total
Underlying economic surplus note (c)	745	(54)	691	894	646
Less: unrecognised surplus	(623)	-	(623)	(821)	(602)
Economic surplus (deficit) (including investment in Prudential insurance policies)note (c)	122	(54)	68	73	44
Attributable to:
PAC with-profits fund	85	(52)	33	42	29
Shareholder-backed operations	37	(2)	35	31	15
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	(122)	(122)	(172)	(114)
IAS 19 pension asset (liability) on the Group statement of financial position*	122	(176)	(54)	(99)	(70)

*     At 30 June 2014, the PSPS pension asset of £122 million (30 June 2013: £118 million; 31 December 2013: £124 million) and the other schemes' pension liabilities of £176 million (30 June 2013: £217 million; 31 December 2013: £194        million) were included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (30 June 2013: 85 per cent; 31 December 2013: 84 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable and M&G. In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Triennial actuarial valuations
Defined benefit schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The last completed actuarial valuation of PSPS was as at 5 April 2011. This valuation was finalised in the first half of 2012 and demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. Based on this valuation, future contributions into the scheme were reduced to the minimum level of contributions required under the scheme rules effective from July 2012. Excluding expenses, the contributions are now payable at approximately £6 million per annum for ongoing service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, where applicable, as applied prior to 2012, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

The last completed actuarial valuation of the Scottish Amicable Staff Pension Scheme (SASPS) was as at 31 March 2011. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of £13.1 million per annum continues to be paid into the scheme until 31 December 2018, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

The last completed actuarial valuation of the M&G Group Pension Scheme (M&GGPS) was as at 31 December 2011. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year.

The next triennial valuation for the PSPS and SASPS as at 5 April 2014 and 31 March 2014 respectively are currently in progress. The next triennial valuation for the M&GGPS is as at 31 December 2014.

Summary economic and IAS 19 financial positions
Under the IAS 19 'Employee Benefits' valuation basis, the Group applies IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable. For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme.

The underlying IAS 19 surplus for PSPS at 30 June 2014 was £745 million (30 June 2013: £939 million; 31 December 2013: £726 million) of which reflecting the arrangements under the scheme rules only a portion of the surplus, being £122 million (30 June 2013: £118 million; 31 December 2013: £124 million), is recognised as recoverable. The £122 million represents the present value of the economic benefit to the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. Of this amount, £85 million has been allocated to the PAC with-profits fund and £37 million was allocated to the shareholders' fund (30 June 2013: £83 million; 31 December 2013: £37 million).

The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2013 was a deficit of £105 million (30 June 2013: £82 million; 31 December 2013: £115 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

The IAS 19 surplus of the M&GGPS on an economic basis at 30 June 2014 was £51 million (30 June 2013: surplus of £37 million; 31 December 2013: surplus of £36 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 30 June 2014, the M&GGPS has invested £122 million in Prudential insurance policies (30 June 2013: £172 million; 31 December 2013: £114 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&GGPS is a deficit of £71 million (30 June 2013: £135 million; 31 December 2013: £78 million).

(b) Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the periods ended 30 June 2014, 30 June 2013 and 31 December 2013 were as follows:

	2014%	2013%	2013%
	30 Jun	30 Jun	31 Dec

Discount rate*	4.2	4.6	4.4
Rate of increase in salaries	3.2	3.2	3.3
Rate of inflation**
Retail prices index (RPI)	3.2	3.2	3.3
Consumer prices index (CPI)	2.2	2.2	2.3
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.2	3.2	3.3
* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
** The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in half year 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 30 June 2014 were:

Male: 114.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2012 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2012 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The tables used for PSPS immediate annuities in payment at 30 June 2013 and 31 December 2013 were:

Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SASPS and Aon Hewitt Limited for the M&GGPS, the most recent full valuations have been updated to 30 June 2014, applying the principles prescribed by IAS 19.

(c) Estimated pension scheme surpluses and deficits
The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 30 June 2014, the investments in Prudential insurance policies comprise £142 million (30 June 2013: £131 million; 31 December 2013: £143 million) for PSPS and £122 million (30 June 2013: £172 million; 31 December 2013: £114 million) for the M&GGPS. On consolidation as required under IFRS, the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company's interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme surplus (deficit) determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2014 £m
		(Charge) credit to income statement or other comprehensive income
	Surplus (deficit) in schemes at 1 January 2014	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 30 June 2014
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	646	(4)	21	28	691
Less: amount attributable to PAC with-profits fund	(457)	(2)	(10)	(8)	(477)
Shareholders' share:
Gross of tax surplus (deficit)	189	(6)	11	20	214
Related tax	(38)	1	(2)	(4)	(43)
Net of shareholders' tax	151	(5)	9	16	171
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(602)	(13)	(8)	-	(623)
Less: amount attributable to PAC with-profits fund	428	9	7	-	444
Shareholders' share:
Gross of tax surplus (deficit)	(174)	(4)	(1)	-	(179)
Related tax	35	1	-	-	36
Net of shareholders' tax	(139)	(3)	(1)	-	(143)
With the effect of IFRIC 14
Surplus (deficit)	44	(17)	13	28	68
Less: amount attributable to PAC with-profits fund	(29)	7	(3)	(8)	(33)
Shareholders' share:
Gross of tax surplus (deficit)	15	(10)	10	20	35
Related tax	(3)	2	(2)	(4)	(7)
Net of shareholders' tax	12	(8)	8	16	28

Underlying investments and liabilities of the schemes
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' net assets at 30 June 2014 comprise the following investments and liabilities:

	2014				2013
	PSPS	Other schemes	30 Jun Total		30 Jun* Total	31 Dec Total
	£m	£m	£m	%	£m	£m
Equities:
UK	132	79	211	3	204	209
Overseas	10	312	322	5	280	329
Bonds:
Government	4,420	339	4,759	67	4,854	4,599
Corporate	873	114	987	14	643	822
Asset-backed securities	71	23	94	1	65	62
Derivatives	127	4	131	2	208	97
Properties	44	53	97	1	129	115
Other assets	516	25	541	7	567	711
Total value of assets	6,193	949	7,142	100	6,950	6,944
* The 30 June 2013 comparatives have been reclassified to align to the 30 June 2014 and 31 December 2013's asset categorisation.

(d) Sensitivity of the pension scheme liabilities to key variables
The total underlying Group pension scheme liabilities of £6,451 million (30 June 2013: £6,056 million; 31 December 2013: £6,298 million) comprise £5,448 million (30 June 2013: £5,158 million; 31 December 2013: £5,316 million) for PSPS and £1,003 million (30 June 2013: £898 million; 31 December 2013: £982 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2014, 30 June 2013 and 31 December 2013 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown below does not directly equate to the impact on the profit or loss and equity attributable to shareholders due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and SASPS schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table below has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within other comprehensive income.

	Assumption applied			Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2014	2013				2014	2013
	30 Jun	30 Jun	31 Dec			30 Jun	30 Jun	31 Dec
Discount rate	4.2%	4.6%	4.4%	Decrease by 0.2%	Increase in scheme liabilities
					by:
					PSPS	3.3%	3.4%	3.3%
					Other schemes	5.0%	5.0%	5.1%
Discount rate	4.2%	4.6%	4.4%	Increase by 0.2%	Decrease in scheme liabilities
					by:
					PSPS	3.1%	3.2%	3.1%
					Other schemes	4.7%	4.7%	4.7%
Rate of inflation	RPI: 3.2%	3.2%	3.3%	RPI: Decrease by 0.2%	Decrease in scheme liabilities
					by:
	CPI: 2.2%	2.2%	2.3%	CPI: Decrease by 0.2%	PSPS	0.7%	0.7%	0.7%
				with consequent reduction	Other schemes	4.1%	4.3%	4.6%
				in salary increases
Mortality rate				Increase life expectancy	Increase in scheme
				by 1 year	liabilities by:
					PSPS	3.0%	2.6%	2.7%
					Other schemes	3.0%	2.5%	2.7%

C9 Share capital, share premium and own shares

	30 Jun 2014			30 Jun 2013			31 Dec 2013
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,560,381,736	128	1,895	2,557,242,352	128	1,889	2,557,242,352	128	1,889
Shares issued under share-based schemes	5,845,737	-	8	2,036,258	-	1	3,139,384	-	6
At end of period	2,566,227,473	128	1,903	2,559,278,610	128	1,890	2,560,381,736	128	1,895

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2014, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
30 June 2014	7,617,023	288p	901p	2019
30 June 2013	9,014,837	288p	629p	2018
31 December 2013	10,233,986	288p	901p	2019

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £180 million as at 30 June 2014 (30 June 2013: £71 million; 31 December 2013: £141 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2014, 9.5 million (30 June 2013: 4.2 million; 31 December 2013: 7.1 million) Prudential plc shares with a market value of £127.8 million (30 June 2013: £45 million; 31 December 2013: £94.5 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held in half year 2014 was 9.5 million which was in May 2014.

The Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased (in millions)	Cost £m
Half year 2014	6.2	81.9
Half year 2013	2.9	31.4
Full year 2013	4.4	53.8

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2014 was 7.5 million (30 June 2013: 4.2 million; 31 December 2013: 7.1 million) and the cost of acquiring these shares of £67 million (30 June 2013: £26 million; 31 December 2013: £60 million) is included in the cost of own shares. The market value of these shares as at 30 June 2014 was £100 million (30 June 2013: £46 million; 31 December 2013: £95 million). During 2014, these funds made net additions of 405,978 Prudential shares (30 June 2013: net disposals of 268,411; 31 December 2013: net additions of 2,629,816) for a net increase of £6.5 million to book cost (30 June 2013: net decrease of £2.6 million; 31 December 2013: net increase of £33.1 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2014 or 2013.

D OTHER NOTES

D1 Held for sale Japan Life business

The Group's closed book life insurance business in Japan, PCA Life Insurance Company Limited has been classified as held for sale in these condensed consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'.

This classification reflects the expected disposal of the business on which an agreement to sell was reached in July 2013. The sale has yet to be completed.

The assets and liabilities of the Japan Life business classified as held for sale on the statement of financial position as at 30 June 2014 are as follows:

	2014 £m	2013 £m
	30 Jun	30 Jun	31 Dec
Assets
Investments	934	1,095	956
Other assets	72	119	80
	1,006	1,214	1,036
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(131)	(135)	(120)
Assets held for sale	875	1,079	916

Liabilities
Policyholder liabilities	783	970	814
Other liabilities	45	56	54
Liabilities held for sale	828	1,026	868

Net assets	47	53	48

The remeasurement of the carrying value of the Japan Life business on classification as held for sale resulted in a charge of £(11) million (half year 2013: £(135) million; full year 2013: £(120) million) as shown in the income statement. In the supplementary analysis of profit of the Group as shown in note B1.1, those amounts are included within "Loss attaching to held for sale Japan Life business," together with the income, including short-term value movements on investments, of the business.

D2 Domestication of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. On an IFRS basis, approximately £12.6 billion of assets, £12.3 billion of liabilities (including policyholder liabilities of £10.2 billion and £1.7 billion of unallocated surplus) and £0.3 billion of shareholders' funds (for the excess assets of the transferred non-participating business) have been transferred.

The costs of enabling the domestication in the first half of 2014 were £8 million (full year 2013: £35 million). Within the Group's supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns.

D3 Contingencies and related obligations

The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2014.

D4      Post balance sheet events

Interim dividend
The 2014 interim dividend approved by the Board of Directors after 30 June 2014 is as described in note B7.

D5 Related party transactions

There were no transactions with related parties during the six months ended 30 June 2014 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2013.

Statement of directors' responsibilities

The directors are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:

- the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union;
  -     the Half Year Financial Report includes a fair review of information required by:

(a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2014, and their impact on the condensed consolidated financial statements,      and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2014 and that have materially affected the financial position or the performance of      the Group during the period and changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2013.

The directors of Prudential plc as at 11 August are as listed in the Group's 2013 Annual Report except for the addition of Pierre-Olivier Bouée and the stepping down of John Foley in the first six months of 2014.

Independent review report to Prudential plc

Introduction
We have been engaged by the company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2014 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

We have also been engaged by the company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2014 which comprises the Post-tax Operating Profit Based on Longer-Term Investment Returns, the Post-tax Summarised Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes and Total Insurance and Investment Products New Business information.

We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA") and also to provide a review conclusion to the company on the EEV basis supplementary financial information. Our review of the IFRS basis financial information has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose.  Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the company those matters we have been engaged to state in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA.  The directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum ('the EEV Principles') and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union ('EU'). The IFRS basis financial information included in this Half Year Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.
The EEV basis supplementary financial information has been prepared in accordance with the EEV principles using the methodology and assumptions set out in notes 1 and 15 to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS basis financial information.

Our responsibility
Our responsibility is to express to the company a conclusion on the IFRS basis financial information in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews, as set out in our engagement letter with you dated 9 June 2014.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2014 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2014 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 15 to the EEV basis supplementary financial information.

Rees Aronson
For and on behalf of KPMG LLP
Chartered Accountants
London
11 August 2014

Additional Financial Information* (IFRS)

I Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i       Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating         investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii With-profits business represents the gross of tax shareholders' transfer from the with-profits fund for the period.

iv Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi     Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment         profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	Half year 2014 £m
	Asia	US	UK	Unallocated	Total
	note (ii)
Spread income	62	364	131	-	557
Fee income	74	658	32	-	764
With-profits	15	-	135	-	150
Insurance margin	314	328	38	-	680
Margin on revenues	724	-	84	-	808
Expenses:
Acquisition costs	(473)	(477)	(50)	-	(1,000)
Administration expenses	(304)	(333)	(64)	-	(701)
DAC adjustments	40	135	(6)	-	169
Expected return on shareholder assets	31	11	74	-	116
Long-term business operating profit	483	686	374	-	1,543
Asset management operating profit	42	(5)	249	-	286
GI commission	-	-	12	-	12
Other income and expenditurenote (i)	-	-	-	(320)	(320)
Total operating profit based on longer-term investment returnsnote (ii)	525	681	635	(320)	1,521

	Half year 2013 £m AER
	Asia	US	UK	Unallocated	Total
	note (ii)
Spread income	56	377	102	-	535
Fee income	80	554	33	-	667
With-profits	22	-	133	-	155
Insurance margin	303	262	48	-	613
Margin on revenues	778	-	80		858
Expenses:
Acquisition costs	(502)	(465)	(54)	-	(1,021)
Administration expenses	(300)	(323)	(59)	-	(682)
DAC adjustments	9	173	(7)	-	175
Expected return on shareholder assets	28	4	65	-	97
Long-term business operating profit	474	582	341	-	1,397
Asset management operating profit	38	34	225	-	297
GI commission	-	-	15	-	15
Other income and expenditurenote (i)	-	-	-	(294)	(294)
Total operating profit based on longer-term investment returnsnote (ii)	512	616	581	(294)	1,415

* The additional financial information is not covered by the KPMG independent review opinion.

	Half year 2013 £m CER
	Asia	US	UK	Unallocated	Total
	note (ii)
Spread income	49	348	102	-	499
Fee income	69	513	33	-	615
With-profits	20	-	133	-	153
Insurance margin	261	242	48	-	551
Margin on revenues	669	-	80	-	749
Expenses:
Acquisition costs	(433)	(430)	(54)	-	(917)
Administration expenses	(260)	(299)	(59)	-	(618)
DAC adjustments	8	160	(7)	-	161
Expected return on shareholder assets	23	4	65	-	92
Long-term business operating profit	406	538	341	-	1,285
Asset management operating profit	34	31	225	-	290
GI commission	-	-	15	-	15
Other income and expenditurenote (i)	-	-	-	(294)	(294)
Total operating profit based on longer-term investment returnsnote (ii)	440	569	581	(294)	1,296

Notes
(i) Including restructuring and Solvency II implementation costs.
(ii) The profit analysis above excludes the results of the life insurance business of Japan which is held for sale.

Margin analysis of long-term insurance business - Group
The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group's average policyholder liability balances are given in note (iii).

			Total
	Half year 2014			Half year 2013 AER			Half year 2013 CER
	note (iv)			note (iv)			notes (iv),(v)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iii)	note (ii)		note (iii)	note (ii)		note (iii)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	557	64,741	172	535	65,424	164	499	62,492	160
Fee income	764	106,052	144	667	93,512	143	615	87,678	140
With-profits	150	98,046	31	155	97,336	32	153	96,352	32
Insurance margin	680			613			551
Margin on revenues	808			858			749
Expenses:
Acquisition costsnote (i)	(1,000)	2,300	(43)%	(1,021)	2,162	(47)%	(917)	1,974	(46)%
Administration expenses	(701)	178,649	(78)	(682)	166,130	(82)	(618)	156,839	(79)
DAC adjustments	169			175			161
Expected return on shareholder assets	116			97			92
Operating profit	1,543			1,397			1,285

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

(ii)     Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are          annualised by multiplying by two.

(iii)     For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson           is derived from month end balances throughout the period as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches.           In addition, for REALIC (acquired in 2012), which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to third parties prior to the acquisition by           Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.

(iv)    The half year 2014 and half year 2013 analyses exclude the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above.

(v)    The half year 2013 comparative information has been presented at Actual Exchange Rate (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by          translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities          have been translated using current period opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange          rates. See also Note A1.

Margin analysis of long-term insurance business - Asia

					Asia
	Half year 2014			Half year 2013 AER			Half year 2013 CER
	note (ii)			note (ii)			notes (ii),(v)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iii) (v)			note (iii)			note (iii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	62	8,472	146	56	7,220	155	49	6,653	147
Fee income	74	14,204	104	80	14,253	112	69	12,772	108
With-profits	15	13,653	22	22	13,522	33	20	12,538	32
Insurance margin	314			303			261
Margin on revenues	724			778			669
Expenses:
Acquisition costsnote (i)	(473)	996	(47)%	(502)	1,010	(50)%	(433)	882	(49)%
Administration expenses	(304)	22,676	(268)	(300)	21,473	(279)	(260)	19,425	(268)
DAC adjustmentsnote (iv)	40			9			8
Expected return on shareholder assets	31			28			23
Operating profit	483			474			406

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii) The analysis excludes the results of the life insurance business of Japan in both the individual profit and the average liability amounts for both 2013 and 2014.
(iii) Opening and closing policyholder liabilities, adjusted for corporate transactions, have been used to derive an average balance for the year, as a proxy for average balances throughout the year.
(iv) The DAC adjustment contains £2 million in respect of joint ventures in half year 2014.

(v)     Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates and for the          average liability calculations the policyholder liability balances have been translated at the current period opening and closing exchange rates.

Analysis of Asia operating profit drivers

•     Spread income has increased by 27 per cent at constant exchange rates (AER 11 per cent) to £62 million in half year 2014, predominantly reflecting the growth of the Asian non-linked policyholder liabilities.

•     Fee income has increased by 7 per cent at constant exchange rates (AER 8 per cent decrease) to £74 million in half year 2014, broadly in line with the increase in movement in average unit-linked liabilities.

•     Insurance margin has increased by 20 per cent at constant exchange rates (AER 4 per cent) to £314 million in half year 2014 predominantly reflecting the continued growth of the in-force book, which contains a relatively high       proportion of risk-based products and management action on claims controls and pricing. Half year 2014 insurance margin includes non-recurring items of £3 million (half year 2013: £23 million at actual exchange rates; £19 million       at constant exchange rates).

•     Excluding the adverse impact of currency fluctuations, margin on revenues has increased by £55 million from £669 million in half year 2013 to £724 million in half year 2014 primarily reflecting higher premium income recognised in       the period.

•    Acquisition costs have increased by 9 per cent at constant exchange rates (AER 6 per cent decrease) to £473 million in half year 2014, compared to the 13 per cent increase in sales (AER 1 per cent decrease), resulting in a modest       decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 68 per       cent (half year 2013: 67 per cent at constant exchange rates). The small increase being the result of changes to product and country mix.

•    Administration expenseshave increased by 17 per cent at constant exchange rates (AER 1 per cent) to £304 million in half year 2014 as the business continues to invest in developing its infrastructure to keep pace with the      growth in the business. On constant exchange rates the administration expense ratio remains in line with prior period at 268 basis points.

•    Expected return on shareholder assets has increased from £28 million in half year 2013 to £31 million in half year 2014 primarily due to higher income from increased shareholder assets offset by the adverse effects of currency      translation.

Margin analysis of long-term insurance business - US

					US
	Half year 2014			Half year 2013 AER			Half year 2013 CER
								note (iii)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (ii)			note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	364	28,207	258	377	31,137	242	348	28,772	242
Fee income	658	68,177	193	554	56,539	196	513	52,186	197
Insurance margin	328			262			242
Expenses
Acquisition costsnote (i)	(477)	871	(55)%	(465)	797	(58)%	(430)	737	(58)%
Administration expenses	(333)	104,240	(64)	(323)	94,870	(68)	(299)	87,627	(68)
DAC adjustments	135			173			160
Expected return on shareholder assets	11			4			4
Operating profit	686			582			538

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE sales.

(ii)    The calculation of average liabilities for Jackson is derived from month end balances throughout the period as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.

(iii)   Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at the current period average rate and for the average liability calculations the policyholder liability balances have been translated at the current period month end-closing exchange rates.

Analysis of US operating profit drivers:

•     Spread income has increased by 5 per cent at constant exchange rates (AER reduced by 3 per cent) to £364 million in first half 2014. The reported spread margin increased to 258 basis points from 242 basis points in the first half of       2013, primarily as a result of lower crediting rates. In addition, spread income benefited from swap transactions previously entered into to more closely match the overall asset and liability duration. Excluding this effect, the spread       margin would have been 185 basis points (half year 2013: 183 basis points on both AER and CER bases).

•     Fee income has increased by 28 per cent at constant exchange rates (AER 19 per cent) to £658 million during the first half of 2014, due to higher average separate account balances resulting from positive net cash flows from       variable annuity business and market appreciation over the past 12 months. Fee income margin has remained broadly consistent with the prior period at 193 basis points (half year 2013 at 197 basis points at constant exchange       rates; 196 basis points at actual exchange rates), with the decrease primarily attributable to a change in the mix of business.

•     Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows from variable annuity business with life contingent and other guarantee fees,       coupled with a benefit from re-pricing actions, have increased the insurance margin to £328 million in the first half of 2014.

•     Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have increased to £477 million reflecting higher volumes. As a percentage of APE, acquisition       costs have decreased to 55 per cent for half year 2014, compared to 58 per cent in half year 2013 due to the continued shift towards producers selecting asset-based commissions which are treated as an administrative expense in       this analysis, rather than front end commissions.

•     Administration expenses increased to £333 million during the first half of 2014 compared to £299 million for the first half of 2013 at a constant exchange rate (AER £323 million) primarily as a result of higher asset based       commissions paid on the larger 2014 separate account balance. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting       administration expense ratio would be lower at 37 basis points from 45 basis points (on both constant and actual exchange rate bases) in the first half of 2013, reflecting the benefits of operational leverage.

•     DAC adjustments decreased to £135 million during the first half of 2014 compared to £160 million at a constant exchange rate (AER £173 million) during the first half of 2013. This reflects the interplay between higher DAC      amortisation charges on costs previously deferred (reflecting business growth), which is outpacing the rate at which current period acquisition costs are being deferred. Certain acquisition costs are not fully deferrable, resulting in      new business strain of £103 million for the first half of 2014 (half year 2013: £86 million on constant exchange rate basis; £93 million on actual exchange rate basis) mainly reflecting the increase in sales in the period.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2014 £m				Half year 2013 £m AER				Half year 2013 £m CER
									note
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,028			1,028	874			874	808			808
Less new business strain		(477)	374	(103)		(465)	372	(93)		(430)	344	(86)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(249)	(249)			(219)	(219)			(203)	(203)
Deceleration			10	10			20	20			19	19
Total	1,028	(477)	135	686	874	(465)	173	582	808	(430)	160	538

Note
The half year 2013 comparative information has been presented at Actual Exchange Rate (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rate. See also Note A1.

Margin analysis of long-term insurance business - UK

	UK
	Half year 2014			Half year 2013
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
		note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	131	28,062	93	102	27,067	75
Fee income	32	23,671	27	33	22,720	29
With-profits	135	84,393	32	133	83,814	32
Insurance margin	38			48
Margin on revenues	84			80
Expenses:
Acquisition costsnote (i)	(50)	433	(12)%	(54)	355	(15)%
Administration expenses	(64)	51,733	(25)	(59)	49,787	(24)
DAC adjustments	(6)			(7)
Expected return on shareholders' assets	74			65
Operating profit	374			341

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii) Opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period.

Analysis of UK operating profit drivers:

•    Spread income has increased 28 per cent from £102 million in half year 2013 to £131 million in half year 2014 principally due to the increase in profit from bulk annuity transactions, partially offset by lower individual annuity sales       in half year 2014. This has increased the margin from 75 basis points in half year 2013 to 93 basis points in half year 2014.

•     Insurance margin has decreased from £48 million in half year 2013 to £38 million in half year 2014. Improved profits from the UK protection business and favourable mortality experience on the UK annuity book are offset by the       non-recurrence of the benefit in 2013 of a longevity swap on certain aspects of the UK's annuity back-book liabilities.

•    Acquisition costs as a percentage of new business sales in half year 2014 decreased to 12 per cent from 15 per cent at half year 2013, principally driven by the effect of higher bulk annuity sales in the year, which traditionally are       less capital intensive. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a      percentage of shareholder-backed new business sales, excluding the bulk annuity transactions, were 35 per cent in half year 2014 (half year 2013: 34 per cent).

•    Administration expenses at £64 million are £5 million higher than for half year 2013, reflecting an increase in the proposition development spend following the UK Budget announcement. The administration expense ratio remains      broadly in line with the prior period at 25 basis points (half year 2013: 24 basis points).

• Expected return on shareholder assets has increased from £65 million in half year 2013 to £74 million in half year 2014 principally due to higher IFRS shareholders' funds.

II Asia operations - analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed below. For memorandum disclosure purposes, the table below presents the half year 2013 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	Half year 2014 £m	AER Half year 2013 £m	CER Half year 2013 £m	AER vs Half year 2013	CER vs Half year 2013	Full year 2013 £m
Hong Kong	51	51	47	0%	9%	101
Indonesia	139	137	105	1%	32%	291
Malaysia	61	73	66	(16)%	(8)%	137
Philippines	11	9	8	22%	38%	18
Singapore	99	104	94	(5)%	5%	219
Thailand	25	11	10	127%	150%	53
Vietnam	27	16	14	69%	93%	54
SE Asia Operations inc. Hong Kong	413	401	344	3%	20%	873
China	8	6	6	33%	33%	10
India	24	26	21	(8)%	14%	51
Korea	17	8	7	113%	143%	17
Taiwan	7	4	4	75%	75%	12
Other	(4)	-	(1)	n/a	n/a	(4)
Non-recurrent itemsnote (ii)	19	31	27	(39)%	(30)%	44
Total insurance operationsnote (i)	484	476	408	2%	19%	1,003
Development expenses	(1)	(2)	(2)	50%	50%	(2)
Total long-term business operating profitnote (iii)	483	474	406	2%	19%	1,001
Eastspring Investments	42	38	34	11%	24%	74
Total Asia operations	525	512	440	3%	19%	1,075

Notes
(i) Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2014 £m	2013 £m
	Half year	AER Half year	CER Half year	Full year
New business strain†	(19)	(23)	(22)	(15)
Business in force	484	468	403	974
Non-recurrent itemsnote (ii)	19	31	27	44
Total	484	476	408	1,003
† The IFRS new business strain corresponds to approximately 2 per cent of new business APE sales for 2014 (half year 2013: approximately 2 per cent; full year 2013 approximately 1 per cent).

           The strain represents the pre-tax regulatory basis strain to net worth after IFRS adjustments; for example the deferral of acquisition costs and deferred income where appropriate.

(ii)     Other non-recurrent items of £19 million in 2014 (half year 2013: £31 million; full year 2013: £44 million) represent a small number of items that are not anticipated to re-occur in subsequent years.

(iii)    To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are not included within the long-          term business operating profit for Asia. The Japan Life business contributed an operating profit of nil in 2014 (half year 2013: profit of £5 million; full year 2013: profit of £3 million).

III Analysis of asset management operating profit based on longer-term investment returns

	Half year 2014 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	463	111	64	139	777
Performance-related fees	7	-	-	-	7
Operating income(net of commission)note (i)	470	111	64	139	784
Operating expensenote (i)	(249)	(65)	(42)	(144)	(500)
Share of associate's results	6	-	-	-	6
Group's share of tax on joint ventures' operating profit	-	(4)	-	-	(4)
Operating profit based on longer-term investment returns	227	42	22	(5)	286
Average funds under management	£242.9bn	£62.4bn
Margin based on operating income*	38bps	36bps
Cost / income ratio**	54%	59%

	Half year 2013 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	421	109	56	181	767
Performance-related fees	4	1	-	-	5
Operating income(net of commission)note (i)	425	110	56	181	772
Operating expensenote (i)	(226)	(68)	(35)	(147)	(476)
Share of associate's results	5	-	-	-	5
Group's share of tax on joint ventures' operating profit	-	(4)	-	-	(4)
Operating profit based on longer-term investment returns	204	38	21	34	297
Average funds under management	£230.9bn	£62.7bn
Margin based on operating income*	36bps	35bps
Cost / income ratio**	54%	62%

	Full year 2013 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	863	215	121	362	1,561
Performance-related fees	25	1	-	-	26
Operating income(net of commission)note (i)	888	216	121	362	1,587
Operating expensenote (i)	(505)	(134)	(75)	(303)	(1,017)
Share of associate's results	12	-	-	-	12
Group's share of tax on joint ventures' operating profit	-	(8)	-	-	(8)
Operating profit based on longer-term investment returns	395	74	46	59	574
Average funds under management	£233.8bn	£61.9bn
Margin based on operating income*	37bps	35bps
Cost / income ratio**	59%	62%

Notes

(i)      Operating income and expense includes the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, the           net post-tax income of the joint ventures and associates is shown as a single item.

(ii) M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30-Jun-14	291	86	172	20	463	38	30-Jun-14	65	62	46	22	111	36
30-Jun-13	265	89	156	18	421	36	30-Jun-13	64	60	45	22	109	35
31-Dec-13	550	89	313	18	863	37	31-Dec-13	127	60	88	22	215	35

*     Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and        external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from        these amounts.

** Cost/income ratio represents cost as a percentage of operating income before performance related fees.
† Institutional includes internal funds.

IV Holding company cash flow

	2014 £m	2013 £m
	Half year	Half year	Full year
Net cash remitted by business units:
UK net remittances to the Group
UK Life fund paid to the Group	193	206	206
Shareholder-backed business:
Other UK paid to the Group	53	20	149
Group invested in UK	-		-
Total shareholder-backed business	53	20	149
Total UK net remittances to the Group	246	226	355

US remittances to the Group	352	294	294

Asia net remittances to the Group
Asia paid to the Group:
Long-term business	240	228	454
Other operations	32	33	56
	272	261	510
Group invested in Asia:
Long-term business	(3)	(3)	(9)
Other operations (including funding of Regional Head Office costs)	(53)	(68)	(101)
	(56)	(71)	(110)
Total Asia net remittances to the Group	216	190	400

M&G remittances to the Group	135	109	235
Prudential Capital remittances to the Group	25	25	57
Net remittances to the Group from Business Units	974	844	1,341
Net interest paid	(161)	(142)	(300)
Tax received	111	114	202
Corporate activities	(93)	(89)	(185)
Solvency II costs	(12)	(15)	(32)
Total central outflows	(155)	(132)	(315)
Net operating holding company cash flow before dividend*	819	712	1,026
Dividend paid	(610)	(532)	(781)
Operating holding company cash flow after dividend*	209	180	245
Issue of hybrid debt, net of costs	-	429	1,124
Corporate transactions for distribution rights and acquired subsidiaries	(520)	(397)	(428)
Other net cash payments	-	(97)	(83)
Total holding company cash flow	(311)	115	858
Cash and short-term investments at beginning of period	2,230	1,380	1,380
Foreign exchange movements	(17)	(5)	(8)
Cash and short-term investments at end of period	1,902	1,490	2,230
* Including central finance subsidiaries.

V Funds under management

(a)    Summarynote (i)

	2014 £bn	2013 £bn
	30 Jun	30 Jun	31 Dec
Business area:
Asia operations	42.1	39.9	38.0
US operations	109.9	102.5	104.3
UK operations	160.4	155.7	157.3
Prudential Group funds under management	312.4	298.1	299.6
External funds note (ii)	144.8	129.3	143.3
Total funds under management	457.2	427.4	442.9

Notes
(i) Including Group's share of assets managed by joint ventures.

(ii)     External funds shown above as at 30 June 2014 of £144.8 billion (30 June 2013: £129.3 billion; 31 December 2013: £143.3 billion) comprise £158.1 billion (30 June 2013: £141.7 billion; 31 December 2013: £148.2 billion) of funds           managed by M&G and Eastspring Investments as shown in note (c) below less £13.3 billion (30 June 2013: £12.4 billion; 31 December 2013: £4.9 billion) that are classified within Prudential Group's funds. The £158.1 billion (30           June 2013: £141.7 billion; 31 December 2013: £148.2 billion) investment products comprise £153.8 billion (30 June 2013: £137.4 billion; 31 December 2013: £143.9 billion) as published in the New Business schedules plus Asia           Money Market Funds of £4.3 billion (30 June 2013: £4.3 billion; 31 December 2013: £4.3 billion).

(b) Prudential Group funds under management - analysis by business area

	Asia operations £bn			US operations £bn			UK operations £bn			Total £bn
	30 Jun 2014	30 Jun 2013	31 Dec 2013	30 Jun 2014	30 Jun 2013	31 Dec 2013	30 Jun 2014	30 Jun 2013	31 Dec 2013	30 Jun 2014	30 Jun 2013	31 Dec 2013
Investment properties†	-	-	-	0.1	0.1	-	11.9	10.7	11.7	12.0	10.8	11.7
Equity securities	16.8	14.1	14.4	71.8	60.4	66.0	42.0	37.8	39.8	130.6	112.3	120.2
Debt securities	20.0	20.1	18.6	30.6	33.4	30.3	83.6	84.8	84.0	134.2	138.3	132.9
Loans and receivables	0.9	1.0	0.9	6.1	6.7	6.4	5.4	5.5	5.3	12.4	13.2	12.6
Other investments and deposits	0.7	1.2	0.9	1.3	1.9	1.6	17.0	16.6	16.0	19.0	19.7	18.5
Total included in statement of financial position	38.4	36.4	34.8	109.9	102.5	104.3	159.9	155.4	156.8	308.2	294.3	295.9
Internally managed funds held in insurance joint ventures	3.7	3.5	3.2	-	-	-	0.5	0.3	0.5	4.2	3.8	3.7
Total Prudential Group funds under management	42.1	39.9	38.0	109.9	102.5	104.3	160.4	155.7	157.3	312.4	298.1	299.6

†        As included in the investments section of the consolidated statement of financial position at 30 June 2014, except for £0.3 billion (30 June 2013: £0.2 billion; 31 December 2013: £0.3 billion) investment properties which are held for       sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(c) Investment products - external funds under management

	Half year 2014 £m
	1 Jan 2014	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2014
Eastspring Investmentsnote	22,222	38,934	(36,504)	726	25,378
M&G	125,989	19,322	(15,111)	2,571	132,771
Group total	148,211	58,256	(51,615)	3,297	158,149

	Half year 2013 £m
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2013
Eastspring Investmentsnote	21,634	38,146	(36,034)	(211)	23,535
M&G	111,868	20,598	(16,758)	2,431	118,139
Group total	133,502	58,744	(52,792)	2,220	141,674

	Full year 2013 £m
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2013
Eastspring Investmentsnote	21,634	74,206	(72,111)	(1,507)	22,222
M&G	111,868	40,832	(31,342)	4,631	125,989
Group total	133,502	115,038	(103,453)	3,124	148,211

Note
Including Asia Money Market Funds at 30 June 2014 of £4.3 billion (30 June 2013: £4.3 billion; 31 December 2013: £4.3 billion).

(d) M&G and Eastspring Investments - total funds under management

	2014 £bn	2013 £bn
M&G	30 Jun	30 Jun	31 Dec
External funds under management	132.8	118.1	126.0
Internal funds under management	120.9	116.2	118.0
Total funds under management	253.7	234.3	244.0

	2014 £bn	2013 £bn
Eastspring Investments	30 Jun	30 Jun	31 Dec
External funds under managementnote	25.4	23.5	22.2
Internal funds under management	41.4	38.3	37.7
Total funds under management	66.8	61.8	59.9

Note
Including Asia Money Market Funds at 30 June 2014 of £4.3 billion (30 June 2013: £4.3 billion; 31 December 2013: £4.3 billion).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 August 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer